Exhibit 99.3

BEZEQ THE ISRAEL TELECOMMUNICATION CORP. LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2010

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Financial Statements for the Year Ended 31 December, 2010

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il
Israel

Auditors’ Report to the Shareholders of “Bezeq” The Israel Telecommunication Corp. Limited
Regarding the Audit of Internal Control Components over Financial
Reporting in accordance with paragraph 9b(c) of the Israeli Securities
Regulations (Periodic and Immediate Reports), 1970

We have audited internal control components over financial reporting of “Bezeq” The Israel Telecommunication Corp. Limited and its subsidiaries (hereinafter “the Company”) as of December 31, 2010. These control components were determined as explained in the following paragraph. The Company’s Board of Directors and Management are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of the Company’s internal control components over financial reporting accompanying the periodic report as of the above date. Our responsibility is to express an opinion on the Company’s internal control components over financial reporting based on our audit.

Internal control components over financial reporting audited by us were determined in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel “Audit of Internal Control Components over Financial Reporting” (hereinafter “Auditing Standard 104”).

These components are:
(1)	Entity level controls, including controls over the preparation and closure of the financial reporting process and information technology general controls;
(2)	Controls over revenues process;
(3)	Controls over the payroll process;
(4)	Controls over fixed assets;
(all these are named together “audited control components”).

We conducted our audit in accordance with Auditing Standard 104. This standard requires us to plan and perform the audit to identify the audited control components and to obtain reasonable assurance about whether these control components were effective in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists in the audited control components, and testing and evaluating the design and operating effectiveness of those control components based on the assessed risk. Our audit, regarding those control components, also included performing such other procedures as we considered necessary in the circumstances. Our audit referred only to the audited control components, as opposed to internal control over all significant processes related to financial reporting, therefore our opinion refers to the audited control components only. Our audit also did not refer to mutual effects between audited control components and non audited control components, therefore our opinion does not take into account these possible effects. We believe that our audit provides a reasonable basis for our opinion in the context described above.

Because of its inherent limitations, internal control over financial reporting as a whole, and internal control components in particular, may not prevent or detect misstatements. Also, projections of any current evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective audited control components as of December 31, 2010.

We have also audited, in accordance with generally accepted auditing standards in Israel, the Company’s consolidated financial statements as of December 31, 2010, 2009 and 2008 and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows, for each of the three years, the last of which ended on December 31, 2010 and our report dated March 7, 2011, expressed an unqualified opinion on those financial statements with an explanatory paragraph regarding claims made against the Company, for which the exposure cannot yet be assessed or calculated.

Somekh Chaikin
Certified Public Accountants

March 7, 2011

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il
Israel

Auditors’ Report to the Shareholders of
“Bezeq” The Israel Telecommunication Corp. Limited

We have audited the accompanying consolidated statements of financial position of "Bezeq" The Israel Telecommunication Corp. Limited (the Company) as of December 31, 2010, 2009 and 2008 and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows, for each of the three years, the last of which ended on December 31, 2010. These financial statements are the responsibility of the Company's Board of Directors and of its Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute 2.6% of the total consolidated assets as of December 31, 2010, and whose revenues constitute 1.1% of the total consolidated revenues for the year ended December 31, 2010. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors’ Regulations (Manner of Auditor’s Performance), 1973.  Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the overall financial statement presentation.  We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the abovementioned other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as at December 31, 2010, 2009 and 2008 and their results of operations, changes in its equity and cash flows, for each of the three years,  the last of which ended on December 31, 2010, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

We have also audited, in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel “Audit of Internal Control Components over Financial Reporting”, the components of the Company’s internal control over financial reporting as of December 31, 2010, and our report dated March 7, 2011 expressed an unqualified opinion on the effectiveness of such components.

Without qualifying our opinion, we draw attention to the claims made against the Company for which the exposure cannot yet be assessed or calculated, as described in Note 18.

Somekh Chaikin
Certified Public Accountants

March 7, 2011

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Financial Position as at December 31

		2010	2009		2008
	Note	NIS millions	NIS millions		NIS millions

Assets

Cash and cash equivalents	6	365	580		786
Investments, including derivatives	7	7	154		33
Trade receivables	8	2,701	2,491		2,373
Other receivables	8	224	171		211
Inventory		178	263		158
Current tax assets		3	-		-
Assets classified as held for sale		29	40		34

Total current assets		3,507	3,699		3,595

Investments, including derivatives	7	129	130		187
Trade and other receivables	8	1,114	887		576
Broadcasting rights, net of rights exercised		-	-		253
Property, plant and equipment	10	5,610	5,428	*	6,208	*
Intangible assets	11	2,248	1,885		2,674
Deferred and other expenses	12	292	301	*	239	*
Investments in equity-accounted investees
(mainly loans)	13	1,084	1,219		32
Deferred tax assets	9	254	392		550

Total non-current assets		10,731	10,242		10,719

Total assets		14,238	13,941		14,314

Bezeq The Israel Telecommunication Corporation Ltd.

		2010	2009	2008
	Note	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	14	949	862	1,780
Trade payables	15	1,061	1,091	1,381
Other payables, including derivatives	15	770	697	850
Current tax liabilities		267	118	45
Deferred income		33	36	62
Provisions	16	251	380	355
Employee benefits	17	269	505	412

Total current liabilities		3,600	3,689	4,885

Debentures	14	1,967	2,716	3,943
Bank loans	14	2,801	558	214
Loans from institutions		-	-	158
Loans provided by non-controlling interests in a subsidiary		-	-	449
Employee benefits	17	305	294	265
Other liabilities		43	5	27
Provisions	16	69	71	64
Deferred tax liabilities	9	83	70	65

Total non-current liabilities		5,268	3,714	5,185

Total liabilities		8,868	7,403	10,070

Equity
Total equity attributable to equity holders of the Company		5,327	6,544	4,715
Non-controlling interests		43	(6)	(471)

Total equity	21	5,370	6,538	4,244

Total liabilities and equity		14,238	13,941	14,314

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

*	Retrospective application by restatement, see Note 2H

Date of approval of the financial statements: March 7, 2011

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Income for the Year Ended December 31

		2010	2009	2008
	Note	NIS millions	NIS millions	NIS millions

Continuing operations
Revenue	22	11,987	11,519	11,015

Costs and expenses
Depreciation and amortization	10,11,12	1,409	1,485	1,458
Salaries	23	2,024	1,990	2,161
General and operating expenses	24	5,026	4,871	4,660
Other operating expenses (income), net	25	(216)	201	96

		8,243	8,547	8,375

Operating profit	29	3,744	2,972	2,640

Financing income (expenses)	26
Financing expenses		391	398	494
Financing income		(282)	(429)	(354)

Financing expenses (income), net		109	(31)	140

Profit after financing expenses (income), net		3,635	3,003	2,500

Share of profits (losses) of equity accounted investees	13	(261)	(34)	5

Profit before income tax		3,374	2,969	2,505

Income tax	9	932	807	719

Profit for the year from continuing operations		2,442	2,162	1,786

Discontinued operations
Profit (loss) for the year from discontinued operations	13A(2)	-	1,379	(265)

Profit for the year		2,442	3,541	1,521

Attributable to:
owners of the Company
Profit for the year from continuing operations		2,443	2,157	1,781
Profit (loss) for the year from discontinued operations		-	1,446	(154)

		2,443	3,603	1,627

Non-controlling interests
Profit (loss) from continuing operations		(1)	5	5
Loss from discontinued operations		-	(67)	(111)

		(1)	(62)	(106)

Profit for the year		2,442	3,541	1,521

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Income for the Year Ended December 31 (contd.)

		2010	2009	2008
	Note	NIS	NIS	NIS

Earnings per share	28
Basic earnings per share)
Earnings from continuing operations		0.91	0.82	0.68
Earnings (loss) from discontinued operations		-	0.55	(0.06)

		0.91	1.37	0.62

Diluted earnings per share
Profit from continuing operations		0.90	0.80	0.68
Profit (loss) from discontinued operations		-	0.54	(0.07)

		0.90	1.34	0.61

The attached notes are an integral part of these consolidated financial statements

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Profit for the year	2,442	3,541	1,521

Other comprehensive income (loss) for the year, net of tax	13	(11)	(10)

Total comprehensive income for the year	2,455	3,530	1,511

Attributable to:
Owners of the Company
Comprehensive income for the year from continuing operations	2,456	2,146	1,771
Comprehensive income (loss) for the year from discontinued operations	-	1,446	(154)

	2,456	3,592	1,617

Non-controlling interests
Comprehensive income (loss) for the year from continuing operations	(1)	5	5
Comprehensive loss for the year from discontinued operations	-	(67)	(111)

	(1)	(62)	(106)

Total comprehensive income for the year	2,455	3,530	1,511

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Changes in Equity for the Year Ended December 31

	Share capital	Share premium	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company

Balance as at January 1, 2010	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

Profit for the year	-	-	-	-	-	2,443	2,443	(1)	2,442
Other comprehensive income for the year, net of tax	-	-	-	-	-	13	13	-	13

Total comprehensive income for the year	-	-	-	-	-	2,456	2,456	(1)	2,455

Transactions with owners recognized directly in equity
Dividends to Company shareholders	-	-	-	-	-	(3,733)	(3,733)	-	(3,733)
Share-based payments	-	-	39	-	-	-	39	-	39
Exercise of options for Company shares	26	103	(103)	-	-	-	26	-	26
Transfers by non-controlling interests, net	-	-	-	-	-	-	-	2	2
Non-controlling interests in a business combination	-	-	-	-	-	-	-	57	57
Increase in the rate of holding in a subsidiary	-	-	-	-	(5)	-	(5)	(9)	(14)

Balance as at December 31, 2010	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

*	Including translation reserve, reserve from available-for-sale assets and reserve from transactions with non-controlling interests

For details of the application to the court, subsequent to the reporting date, for permission to distribute a cash dividend in the total amount of NIS 3 billion, a sum not in compliance with the earnings test, see Note 21.

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Changes in Equity for the Year Ended December 31 (contd.)

	Share capital	Share premium	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company

Balance at January 1, 2009	6,132	-	362	390	(4)	(2,165)	4,715	(471)	4,244

Profit for the year	-	-	-	-	-	3,603	3,603	(62)	3,541
Other comprehensive income for the year, net of tax	-	-	-	-	(1)	(10)	(11)	-	(11)

Total comprehensive income for the year	-	-	-	-	(1)	3,593	3,592	(62)	3,530

Transactions with owners recognized directly in equity
Dividends to Company shareholders	-	-	-	-	-	(1,941)	(1,941)	-	(1,941)
Share-based payments	-	-	49	-	-	-	49	-	49
Exercise of options for Company shares	55	275	(201)	-	-	-	129	-	129
Derecognition of non-controlling interests for
deconsolidation of a subsidiary	-	-	-	-	-	-	-	551	551
Dividends to non-controlling
interests less transfers	-	-	-	-	-	-	-	(24)	(24)

Balance as at December 31, 2009	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Changes in Equity for the Year Ended December 31 (contd.)

	Share capital	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company

Balance as at January 1, 2008	6,132	287	390	4	(2,276)	4,537	(373)	4,164

Profit for the year	-	-	-	-	1,627	1,627	(106)	1,521
	-	-	-	(8)	(2)	(10)	-	(10)

Comprehensive income for the year	-	-	-	(8)	1,625	1,617	(106)	1,511

Transactions with owners recognized directly in equity
Dividends to Company shareholders	-	-	-	-	(1,514)	(1,514)	-	(1,514)
Share-based payments	-	75	-	-	-	75	-	75
Transfers by non-controlling interests	-	-	-	-	-	-	8	8

Balance at December 31, 2008	6,132	362	390	(4)	(2,165)	4,715	(471)	4,244

*	Including translation reserve and reserve from available-for-sale assets

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

		2010	2009	2008
	Note	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the year		2,442	3,541	1,521
Adjustments:
Depreciation	10	1,114	1,343 *	1,401 *
Amortization of intangible assets	11	269	266	282 *
Amortization of deferred and other expenses	12	26	22 *	20
Profit from deconsolidation of a subsidiary	13	-	(1,538)	-
Profit from a controlling shareholder in an investee	5	(57)	-	-
Share of losses (profits) of equity accounted investees	13	261	34	(5)
Financing expenses, net	26	113	362	561
Capital gain, net	25	(171)	(64)	(68)
Expenses (income) for derivatives, net		12	-	-
Share-based payments	27	35	49	75
Income tax expenses	9	932	807	719
Proceeds (payment) of derivatives, net		(2)	11	(38)

Change in inventory		84	(114)	42
Change in trade and other receivables	8	(300)	(546)	(54)
Change in trade and other payables	15	(21)	247	(219)
Change in provisions	16	(136)	36	(34)
Change in broadcasting rights		-	(49)	(11)
Change in employee benefits	17	(215)	115	(302)
Change in deferred and other income		-	(41)	50
Net income tax paid		(690)	(565)	(535)

Net cash from operating activities		3,696	3,916	3,405

Cash flow used in investing activities
Investment in intangible assets and deferred expenses	11,12	(343)	(349)	(469)
Proceeds from the sale of property, plant and equipment and other assets		131	90	147
Change in current investments, net		138	(134)	321
Purchase of property, plant and equipment	10	(1,279)	(1,363)	(1,300)
Proceeds from disposal of investments and long-term loans		11	93	19
Acquisition of investments and long-term loans		(6)	(4)	(8)
Business combinations less cash acquired		(145)	-	-
Dividends received		-	6	13
Interest received		9	29	64

Net cash used in investing activities		(1,484)	(1,632)	(1,213)

*	Retrospective application by restatement, see Note 2H

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (contd.)

		2010	2009	2008
	Note	NIS millions	NIS millions	NIS millions

Cash flows used in financing activities
Bank loans received	14	2,670	400	-
Repayment of debentures	14	(697)	(682)	(714)
Repayment of loans	14	(448)	(109)	(148)
Net short-term borrowing	14	(6)	48	(50)
Dividends paid	21	(3,733)	(1,941)	(1,514)
Interest paid		(237)	(354)	(243)
Net proceeds for derivatives		10	43	52
Dividends paid to non-controlling interests less transfers, net		2	(24)	8
Increase in the rate of holding in a subsidiary		(14)	-	-
Proceeds from exercise of options		26	129	-

Net cash used for financing activities		(2,427)	(2,490)	(2,609)

Net decrease in cash and cash equivalents		(215)	(206)	(417)
Cash and cash equivalents at January 1		580	786	1,203

Cash and cash equivalents at end of year	6	365	580	786

The attached notes are an integral part of these consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 1 – REPORTING ENTITY

A.
Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company as at December 31, 2010 include those of the Company and its subsidiaries (together referred to as “the Group”), as well as the Group’s interest in associates. The Group is a principal provider of communication services in Israel (see also Note 29 – Segment Reporting).

B.
As from April 14, 2010, B Communications Ltd. (“B Communications”) (formerly 012 Smile Communications Ltd.) is the controlling shareholder of the Company, through B Communications (SP2) Ltd. (“B Communications SP2), which is wholly owned and controlled (directly) by B Communications. At December 31, 2010, B Communications held 30.31% of the Company’s shares. The controlling shareholder of B Communications is Internet Gold-Golden Lines Ltd. The controlling shareholder of Internet Gold-Golden Lines Ltd. is Eurocom Communications Ltd. (“Eurocom Communications”). Eurocom Communications is owned by Eurocom Holdings (1979) Ltd., which is controlled by Shaul Elovitch.

C.
The Company is subject to various sets of laws that regulate and restrict its business activities, including its tariffs. The Company’s tariffs are regulated by provisions in the Communications Law. The Company’s service fees are regulated and adjusted according to a linkage formula. The Company was declared a monopoly in the main areas in which it operates. All the operating segments of the Group are subject to competition. The operations of the Group are subject, in general, to government regulation and supervision. The intensifying competition and changes in the communication market could have an adverse effect on the business results of the Group.

NOTE 2 - BASIS OF PREPARATION

A.	Definitions

In these financial statements –

(1)
International Financial Reporting Standards (IFRS) – Standards and interpretations that were adopted by the International Accounting Standards Board (IASB) and which include international financial reporting standards and international accounting standards (IAS), along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) or interpretations of the Standing Interpretations Committee (SIC), respectively.

(2)	The Company: Bezeq The Israel Telecommunication Corporation Limited

(3)	The Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as listed in Note 13 – Investees

(4)	Subsidiaries: Companies whose financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company

(5)
Jointly-controlled companies: Companies owned by various entities that have a contractual agreement for common control, and whose financial statements are consolidated with those of the Company using the proportionate consolidation method.

(6)	Associates: Companies, including a partnership, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis

(7)	Investees: Subsidiaries, Jointly-controlled companies or associates

(8)	Related party – As defined in IAS 24, Related Party Disclosures

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 2 - BASIS OF PREPARATION (CONTD.)

A.	Definitions (contd.)

(9)	Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 5728-1968

(10)	CPI – The consumer price index as published by the Central Bureau of Statistics

B.	Statement of compliance

The Group has prepared the consolidated financial statements in accordance with International Financial Reporting Standards. (“IFRS”) and in accordance with the Securities Regulations (Annual Financial Statements), 5770-2010.

The consolidated financial statements were approved for publication by the Board of Directors on March 7, 2011.

C.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

D.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Financial instruments, including financial derivatives, at fair value through profit or loss

•	Financial assets classified as available-for-sale at fair value

•	Equity-accounted investments

•	Deferred tax assets and liabilities

•	Provisions

•	Liabilities for employee benefits

•	Liabilities for cash-settled share-based payment arrangements

The methods used to measure fair value are explained in Note 4. For further information regarding the measurement and these assets and liabilities see Note 3 regarding significant accounting policies.

Values of non-monetary assets and equity items measured on the historical cost basis were adjusted to changes in the CPI until December 31, 2003, since until that date the Israeli economy was considered hyperinflationary.

E.	Operating cycle

The Group’s operating cycle is up to one year. As a result, the current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

F.	Classification of expenses recognized in the statement of income

The classification of costs and expenses recognized in the statement of income is based on the function of the expenses. Classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All of the costs and expenses are used to provide services.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 2 - BASIS OF PREPARATION (CONTD.)

G.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments and use estimates and assumptions that affect application of accounting policies and the reported amounts of assets, liabilities, income and expenses. It is clarified that actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty.  Management of the Company prepares the estimates on the basis of past experience.  In exercising its judgment when making the estimates, management relies on past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates made by the management while implementing accounting policies and which have the most significant effect on the financial statements is included in the following notes:

•	Note 8	-	Provision for doubtful debts
•	Note 9	-	Use of losses for tax purposes and deferred tax assets and liabilities recognized
•	Note 10	-	Estimated useful life and residual value of items of property, plant and equipment and calculation of deemed cost
•	Note 11	-	Measurement of recoverable amounts of cash-generating units
•	Note 13	-	Investment in investees at fair value
•	Notes 16 and 18	-	Provisions and contingent liabilities
•	Note 17	-	Measurement of employee benefit liabilities
•	Note 27	-	Measurement of share-based payments

H.	Changes in accounting policies – Initial implementation of new accounting standards

Leases

As from January 1, 2010, the Group implements the amendment to IAS 17 – Leases: Classification of Leases of Land and Buildings (“the Amendment”). The Amendment eliminates the requirement to classify a lease of land as an operating lease when the title is not expected to pass to the lessee at the end of the lease term.

 The Company has land lease agreements with the Israel Land Administration, which were accounted for as operating leases prior to implementation of the Amendment. Subsequent to adoption of the Amendment, the Company classified the lease of the land retrospectively as a finance lease. Accordingly, the land is stated as property, plant and equipment in the statement of financial position as at December 31, 2008 and December 31, 2009, in the amount of NIS 172 million and NIS 125 million, respectively. Implementation of the Amendment did not have a further effect.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by Group entities to all periods presented in these consolidated financial statements, except as explained in Note 2(H) – Initial implementation of accounting standards.

A.	Basis of consolidation

(1)	Business combinations
The Group has opted for early application of IFRS 3 – Business Combinations (revised) and IAS 27 – Consolidated and Separate Financial Statements (2008) as from January 1, 2008.

Business combinations are accounted for by applying the acquisition method. According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date.

The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Company is able to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights were taken into account if they confer effective control.

The cost of the acquisition is the aggregate fair value of the assets transferred, liabilities incurred and equity interests issued by the acquirer on the date of acquisition. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in fair value of the contingent consideration in the statement of income. Contingent consideration is stated as a financial liability in the statement of financial position.

On the acquisition date the acquirer recognizes a liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

In a step acquisition, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating revenue.

The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not systematically amortized. For assessment of impairment of goodwill, see section I below.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are recognized as expenses in the period the services are received.

(2)	Subsidiaries
Subsidiaries are entities controlled by the Company. The financial statements of the subsidiaries are included in the condensed consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

A.	Basis of consolidation (contd.)

(3)	Jointly-controlled companies
The consolidated financial statements comprise the financial statements of the jointly-controlled company where the shareholders have a contractual arrangement that establishes common control and whose financial statements are consolidated with those of the Groups using the proportionate consolidation method. The Group combines in its consolidated financial statements its share of the assets, liabilities, income and expenses of the jointly-controlled company with similar items in its financial statements. Significant intragroup balances and transactions and profits or losses resulting from transactions between the Group and the jointly-controlled company are eliminated to the extent of the interest in the jointly-controlled company.

(4)	Non-controlling interests
Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components such as share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries. Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example, ordinary shares), are measured at the date of the business combination at fair value or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.

Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in capital reserve for transactions with non-controlling interests.

(5)	Put option granted to non-controlling shareholders
The Group granted non-controlling shareholders a put option to sell part or all of their interests in several subsidiaries during a certain period. On the date of grant, the options that were granted to the non-controlling interests were classified as a financial liability The Group recognizes, at each reporting date, financial liabilities measured by the estimated present value of the consideration when exercising the put option. If the option is exercised in subsequent periods, the consideration from the exercise is accounted for as sale of a liability. If the option expires, the expiry is accounted for as sale of the investment in subsidiary.

(6)	Loss of control
Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If the Group retains any interest, including any loans in the previous subsidiary, then such interest, including the loans, is measured at fair value at the date that control is lost. Subsequently, the retained interest is accounted for on an equity basis, depending on the level of influence retained by the Group in the former subsidiary.

Loss of control of a subsidiary is accounted for as a discontinued operation, regardless of whether the Company retains a non-controlling interest in its former subsidiary (for example, when the investee becomes, after loss of control, an equity-accounted associate). The difference between the consideration and the fair value of the retained interest and the derecognized amounts are recognized in the statement of income under discontinued operations.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

A.	Basis of consolidation (contd.)

(7)	Special purpose entity
Special purpose entities (SPE) are consolidated if, based on an evaluation of the substance of their relationship with the Group and the SPEs’ risks and rewards, the Group concludes that it controls the SPE's.

(8)	Associates (accounted for by the equity method)
Associates are those entities in which the Group has significant influence, but not control, over financial and operating policy. Associates are accounted for using the equity method and are recognized initially at cost or at their fair value at the date control is lost. The investment includes goodwill calculated at the acquisition date and is presented net of accumulated impairment losses. The consolidated financial statements include the Group’s share in the income and expenses of equity-accounted investees, adjustments to align the accounting policy with that of the Group, from the date that significant influence commences until the date that significant influence no longer exists. When the Group’s share of losses exceeds its interest in an associate, the carrying amount of that interest is reduced to zero and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the associate.

When the Group holds additional long-term interests in the associate, which are a part of the Group’s net investment in the associate, and when the Group’s proportionate share in the additional interests is different to the Group’s share in the equity of the associate, the Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of the Company's participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests. If, subsequently, the Group recognizes its share in the profits of the associate, the Company recognizes its share in the profits up to the amount of the cumulative profits previously recognized.

In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. Impairment loss for these investments is attributable to the entire investment and not to assets comprising the investment, such as goodwill. Therefore, the Group recognizes the reversal of losses recognized for equity-accounted investments when their recoverable amount increases.

(9)	Transactions eliminated on consolidation
Intra-group balances and any unrealized income and expenses arising from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in these investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

C.	Financial instruments

(1)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in shares and debentures, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables, and debentures issued and loans taken by the Group.

Initial recognition of financial assets
The Group initially recognizes financial assets at the date the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group fulfils its obligations under the contract.

Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

The Group classifies financial assets as follows:

Cash and cash equivalents
Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, attributable transaction costs are recognized in the statement of income as incurred. These financial assets are measured at fair value and changes therein are recognized in the statement of income.

Available-for-sale financial assets
The Group’s investments in shares and certain debt instruments are classified as available-for-sale financial assets. Subsequent to initial recognition, these investments are measured at fair value and changes therein, other than impairment losses and foreign currency differences are recognized directly in other comprehensive income and presented within equity in a reserve for available-for-sale financial assets. A dividend received for available-for-sale financial assets is recognized in the statement of income on the date the entity’s right to receive the dividend is established. When an investment is derecognized, the cumulative gain or loss in the reserve for available-for-sale financial assets is transferred to profit or loss.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, net of impairment losses.

Non-derivative financial liabilities
The Group has non-derivative financial liabilities as follows: debentures, loans and borrowings from banks, trade and other payables.

Financial liabilities are initially recognized at fair value plus any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

C.	Financial instruments (contd.)

(1)	Non-derivative financial instruments (contd.)

Non-derivative financial liabilities (contd.)
Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have been changes also in various economic parameters inherent in the exchanged debt instruments, therefore exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(2)	Derivative financial instruments
The Group holds derivative financial instruments to hedge its exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of the derivative; (c) the combined instrument is not measured at fair value through profit or loss.

Changes in the fair value of separable embedded derivatives are recognized in the statement of income as financing income or expense as incurred.

(3)	CPI-linked assets and liabilities that are not measured at fair value
The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

D.	Property, plant and equipment

(1)	Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Certain items of property, plant and equipment that were revalued to fair value on the date of transition to IFRS, were measured on the basis of their deemed cost, which is the fair value of those items at the transition date to IFRS (January 1, 2005), in accordance with the Group’s assessments based on an external appraisal.

Cost includes expenditure that is directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located in cases where the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Changes in the obligation to dismantle the items and restore the site on which they are located, other than changes deriving from the passing of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset should not exceed its carrying amount, and any balance is recognized immediately in the statement of income.

Gains or losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net under “other income” in the statement of income.

(2)	Subsequent costs
The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the replaced item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

(3)	Capitalization of borrowing costs
Specific and non-specific borrowing costs are capitalized as qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized using a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Other borrowing costs are recognized in the statement of income as incurred.

(4)	Depreciation
Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. Depreciation of an asset starts when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

D.	Property, plant and equipment (contd.)

(4)	Depreciation (contd.)
Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised) and the expected life of the improvement.

The estimated useful lives for the current and comparative periods are as follows:

	Year	Principal depreciation rate (%)

NGN equipment	8	12
Digital switching equipment	4-10	25
Transmission and power equipment	5-10	20
Network equipment	5-25	4
Terminal equipment (cellular)	2-3	33
Subscriber equipment	5	20
Vehicles	7	15
Internet equipment	4-7	20
Office equipment	5-16	10
Electronic equipment, computers and internal communication systems	3-7	33
Cellular network	5-10	10
Buildings	25	4

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

E.	Non-current assets held for sale

Non-current assets which are expected to be realized by way of sale rather than ongoing use are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs. Impairment losses at the time of initial classification of an asset held for sale, and subsequent gains or losses resulting from remeasurement, are recognized in the statement of income. Gains are recognized up to the cumulative amount of impairment loss recorded in the past.

F.	Intangible assets

(1)	Goodwill
Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. For information on measurement of goodwill at initial recognition, see section A(1) above.

(2)	Software development costs
Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred.

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

F.	Intangible assets (contd.)

(3)	Subscriber acquisition
Direct sale commissions paid to dealers and salespersons in respect of sales and upgrades to subscribers who have signed long-term commitments are recognized as an intangible asset. Amortization expenses are recognized in the statement of income over the period of the subscribers’ commitments (between 12 and 36 months), on a straight line basis. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately.

(4)	Software
The Group’s assets include computer systems consisting of hardware and software. Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software, which adds functionality to the hardware, is classified (mainly) as intangible assets. Software depreciation is recognized in the statement of income using the straight-line method over the estimated useful life of the asset.

(5)	Rights to frequencies
Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income on the straight line method over the license term, which is 13 years and 7 months starting from the date of use of the frequencies.

(6)	Other intangible assets
Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

(7)	Subsequent expenditure
Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in the statement of income as incurred.

(8)	Amortization
Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of an asset, or another amount substituted for the cost, less its residual value.

Amortization, except for goodwill, is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment.

Estimated useful lives for the current and comparative periods are as follows:

Capitalized development costs	4-7 years
Other rights	3 - 10 years, depending on the useful life
Subscriber acquisition costs	Depending on the contractual commitment with the subscriber
Frequency usage right	Over the term of the license for 13.6 years starting from the date of use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the program

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

G.	Leased assets
Leases where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset.

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset or assets. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Other leases are operating leases and the leased assets are not recognized in the Group’s statement of financial position. For further information regarding the change in accounting policies relating to the classification of leases of land from the Israel Land Administration, see Note 2(H).

H.	Inventory
Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

The inventories of a subsidiary include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers.

I.	Impairment

(1)	Financial assets
The Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset.

When testing available-for-sale financial assets that are equity instruments for impairment, the Group also examines the difference between the fair value of the asset and its original cost, the length of time the fair value of the asset is lower than its original cost and changes in the technological, economic or legal environment or in the market environment in which the issuer of the instrument operates. In addition a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed for impairment collectively, in groups that share similar credit risk characteristics. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

I.	Impairment (contd.)

(1)	Financial assets (contd.)
All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income.

(2)	Non-financial assets
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. On January 1, 2005, the date of transition to IFRS, the Group reviewed goodwill for impairment. In subsequent periods, the Group assesses the recoverable amount of goodwill and of assets which are unavailable for use once a year, or more frequently if there are indications of impairment.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing that are largely independent of other assets or groups of assets (“cash-generating unit”). For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination or the purpose of impairment testing is allocated to cash-generating units that are expected to generate benefits from the synergies of the combination.

Impairment losses are recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. If objective evidence indicates that the value of the investment may have been impaired, the investment is tested for impairment.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

J.	Employee benefits

(1)	Post-employment benefits
The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

A.	Defined contribution plans
The Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees. See Note 17A below.

B.	Defined benefit plans
The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is stated at present value and the fair value of any plan assets and the cost of past service not yet recognized are deducted. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Group’s obligation. The calculation is performed by a qualified actuary. See Note 17B below.

When the calculation results in a net asset for the Group, an asset is recognized up to the net present value of economic benefits received in the form of a refund from the plan or a reduction in future contributions to the plan.

Gains or losses resulting from curtailments or settlements of a defined benefit plan are recognized in the statement of income. Such gains or losses include any resulting change in the present value of the obligation.

The Group has executive insurance policies that were issued before 2004 according to which the profit in real terms accumulated on the severance pay component will be paid to the employees upon their retirement. In respect of such policies, plan assets include both the balance of the severance pay component and the balance of the profit in real terms (if any) on the severance pay deposits that accumulated until the reporting date, and are presented at fair value.

These plan assets are for a defined benefit plan that includes two liability components: The defined benefit plan for compensation, which is calculated actuarially as aforesaid, and liability for payment of any retained earnings accumulated at the date of severance. This component is measured at the balance of the actual profit in real terms that accumulated at the reporting date.

The Group recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

(2)	Other long-term employee benefits
The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

(3)	Benefits for early retirement and dismissal
Employment termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

J.	Employee benefits (contd.)

(4)	Short-term benefits
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

(5)	Share-based payments
The fair value on the grant date of options for Company shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

For share-based payment awards with non-vesting conditions, the fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognized an expense in respect of the awards whether or not the conditions have been met.

The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is remeasured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized as an expense or income in the statement of income.

K.	Provisions
A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

(1)	Legal claims
Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

A.	More likely than not – more than 50% probability
B.	Possible – probability higher than unlikely and less than 50%
C.	Unlikely – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, inter alia, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a few legal proceedings, received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 18 describes the amount of additional exposure due to contingent liabilities that are likely to be realized and contingent liabilities that are unlikely to be realized, however the maximum possible loss from the claim could place the continuation of the Group’s operations at risk in the current format.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

K.	Provisions (contd.)

(2)	Onerous contracts
A provision for onerous contracts is recognized when the benefits expected to be derived by the Group from the contracts are lower than the unavoidable cost of meeting its obligations according to the contracts. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(3)	Site dismantling and clearing costs
A provision in respect of an obligation to dismantle and clear sites is made in accordance with IAS 37. The provision is made for those rental agreements in which the Group has undertaken to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary.

(4)	Warranty
A subsidiary recognized a provision for warranty in respect of first-year insurances for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include warranty as a result of customer damages. However, an asset exists in respect of the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

L.	Revenue
The Group's revenues are mainly composed of revenues for fixed-line communication services, cellular services, international communication services, customer center services, communication services for other operators, sales and installation of communication equipment and internet services. Revenue is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

(1)	Equipment sales
Revenue from sales of terminal equipment is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably and the Group companies have no continuing involvement with the goods.

Revenue from the sale of terminal equipment to subscribers in long-term credit arrangements is recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the market interest rate for transactions of this kind. Financing income in respect of these transactions is recognized in the statement of income over the period of the installments by the interest method.

(2)	Revenue from services
Revenue from services rendered is recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is likely. Revenue from calls, including revenue from prepaid call cards, is recognized when the call is made by the customer.

(3)	Multi-component sales agreements
For multi-component transactions in which terminal equipment is sold together with the customer's undertaking to receive services, the Group applies the relative fair value method. Allocation of the revenue to a supplied component is limited to the amount of the consideration that is not contingent upon the supply of additional components.

(4)	Reporting of gross or net revenues
When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenue is recognized on a net basis. However, when the Group acts as a main supplier and bears the risks and rewards deriving from the transaction, its revenue is recognized on a gross basis.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

M.	Financing income and expense
Financing income comprises interest income from deposits, dividend income, income interest accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, foreign currency gains and gains on derivative instruments that are recognized in the statement of income (except for gains from hedging copper prices recognized in other operating income). Interest income is recognized as it accrues using the effective interest method. Dividend income is recognized on the date that the Group’s right to receive payment is established

Changes in the fair value of financial assets at fair value through the statement of income also include income from dividends and interest.

Financing expenses comprise interest expense on borrowings, debentures issued, commissions paid, changes in time value of provisions, changes in the fair value of financial assets at fair value through the statement of income, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized under operating and general expenses), financing expenses for legal claims and losses on hedging instruments that are recognized in the statement of income.

Foreign currency gains and losses are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

N.	Income tax expense
Income tax expense comprises current and deferred tax Income tax expenses are recognized in the statement of income except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and include changes in the tax payments relating to prior years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, carry-forward losses that are not expected to be utilized in the foreseeable future, and differences arising from investment in subsidiaries if it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

O.	Earnings per share
The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise warrants and share options granted to employees.

P.	Segment reporting
An operating segment is a component of the Group that meets three conditions as follows:

(1)	It engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components.

(2)	Its operating results are reviewed regularly by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

(3)	Separate financial information is available in its respect.

Q.	Transactions with a controlling shareholder
Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

R.	Dividends declared subsequent to the reporting date
An obligation relating to a dividend proposed or declared after the reporting date is recognized only in the period in which the declaration was made.

S.	New standards and interpretations not yet adopted

(1)
IFRS 9 (2010) – Financial Instruments (“the Standard”) This Standard is one of the stages in a comprehensive project to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39.

The Standard is effective for annual periods beginning on or after January 1, 2013. Early application is permitted, subject to disclosure and subject to parallel adoption of other IFRSs, set out in the appendix to the Standard. The Standard is to be applied retrospectively other than in a number of exceptions. The Group is examining the effect of adopting the Standard on the financial statements.

(2)
IAS 24 (2009) Related Party Disclosures (“the Standard”). The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2011. The Group is in the process of reassessing its relationships with related parties for the purpose of examining the effects of adopting the Standard on its financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 4 – DETERMINATION OF FAIR VALUE

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Investment in securities
The fair value of investments in shares and debentures is determined by reference to their quoted closing bid price at the reporting date or with consideration of available market information (such as the use of interest curves).

B.	Trade receivables
The fair value of trade receivables is based on the present value of the future cash flows, discounted at the market interest rate on the transaction date. Subsequent to initial recognition, the fair value of trade and other receivables, for disclosure purposes only, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

C.	Derivatives
The fair value of forward exchange contracts, the CPI or copper prices and foreign currency options is based on their quoted price, if available. If a quoted price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract, using an appropriate interest rate.

D.	Property, plant and equipment
Some items of property, plant and equipment were revalued on the date of transition to IFRS (January 1, 2005). The deemed cost of the items is calculated on the basis of a valuation by an external appraiser using the depreciated replacement cost method.

E.	Intangible assets
The fair value of a brand acquired in a business combination is based on the relief from royalty methodology, according to which the brand value is estimated by discounting the appropriate amount of the royalty payments, which the user of the asset would pay for the use of the asset had it not owned the asset. The fair value of customer relations, order backlog and technology knowhow acquired in a business combination is determined using the multi-period excess earnings methodology.

F.	Non-derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

G.	Share-based payment transactions
The fair value of employee share options and of cash-settled share based payments is measured using the Black-Scholes model. The assumptions of the model include the share price on the date of measurement, the exercise price of the instrument, expected volatility (based on the weighted average of historical volatility, adjusted for changes expected due to publicly available information), the projected useful life of the instruments (based on past experience and the general behavior of the option-holders), expected dividends, and the risk-free interest rate (based on government bonds). Non-vesting conditions are taken into account in the calculation of fair value. See also Note 27.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 5 – ACQUISITION OF SUBSIDIARIES

A.	Walla! Communications Ltd. (Walla)

In April 2010, Bezeq International acquired from Haaretz Newspaper Publishing Ltd. 32.55% of the issued and paid up share capital of Walla, in an off-floor transaction, for NIS 89 million. Following the acquisition, Bezeq International is the controlling shareholder in Walla and as from April 25, 2010, Bezeq International consolidates Walla in its financial statements.

In September 2010, Bezeq International acquired additional shares of Walla (representing 5% of the issued and paid up share capital of Walla) through a special tender offer, at a price of NIS 6 per share and a total of NIS 13.6 million.

On September 21, 2010, after receiving approval from the Antitrust Commissioner for the merger with Walla, the Company acquired from Bezeq International all the shares held by Bezeq International, representing 71.76% of the issued and paid up share capital of Walla, for NIS 196 million.

The contribution of Walla to profit and revenue as from the beginning of the consolidation and through to December 31, 2010 amounted to NIS 2 million and NIS 131 million, respectively. Had the acquisition taken place on January 1, 2010, the revenue in the consolidated statement of income and the consolidated profit in the period would not have been materially different. Management assumes that the fair value adjustments at the acquisition date, which were determined, are fundamentally the same as the adjustments that would have been received had the acquisition taken place on January 1, 2010. As from the date of consolidation, the operations of Walla are included under other segments (see Note 29). In accordance with IFRS, the holdings in Walla prior to the acquisition were estimated at the share price which was included in the acquisition transaction. As a result, a profit of NIS 57 million was included under other operating revenue in the consolidated financial statements.

Acquisition of the Group’s assets and liabilities at the acquisition date had the following effect:

Values recognized at the acquisition date
NIS millions

Identifiable assets and liabilities, net	111
Prior equity rights in an acquiree	(94)
Goodwill upon acquisition	70
Non-controlling interests	(57)

Cost of business combination	30

Proceeds paid in cash	(89)
Cash acquired	59

Cash paid, net	(30)

The Group elected to measure non-controlling interests arising from acquisition of control in Walla according to their proportionate share in the net identifiable assets of Walla.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 5 – ACQUISITION OF SUBSIDIARIES

B.	Coral Tell Ltd.

In September 2010, Walla finalized the agreement with the shareholders of Coral-Tell Ltd. (“Yad2”), which operates an online classified ads platform. According to the agreement, Walla will acquire 75% of the share capital of Yad2 for NIS 117.5 million, plus an additional sum to be paid to the sellers, based on the total working capital of Yad2 and subject to adjustments.

According to the acquisition agreement, Walla has a call option to acquire all the non-controlling interests at a price based on the value of Yad2 that is not less than a minimum of NIS 125 million and not more than NIS 200 million. Additionally, Walla granted a put option for all of Walla shares, at a fixed price of NIS 125 million based on the value of Yad2, to non-controlling interests in Yad2. The options are exercisable after three years from finalization of the transaction for a period of one year.

In addition, according to the purchase agreement, Walla and the non-controlling interest in Yad2 agreed to distribute a maximum dividend

Due to the call and put options, the business combination was accounted for as acquisition of 100% of the acquired rights and the consideration for the business combination includes the fair value of liability expected to be paid to the non-controlling interests in Yad 2.

Walla carried out a temporary allocation of the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the business combination. The main intangible assets arising from acquisition are brand and goodwill. The brand is expected to be amortized on a straight line basis over nine years. The fair value of the acquired assets and liabilities is adjustable up to twelve months from the acquisition date. If relevant, at the final attribution date, adjustment will be made by restatement of the comparative information previously reported according to the temporary allocation.

Had the acquisition taken place at the beginning of the year, the revenue in the consolidated statement of income and the consolidated profit in the period would not have been materially different.

Acquisition of the Group’s assets and liabilities at the acquisition date had the following effect:

Values recognized at the acquisition date
NIS millions

Identifiable assets and liabilities, net	81
Goodwill upon acquisition	77
Put option for non-controlling interests	(38)
Payables for investment and media services	(5)

Cost of business combination	115

Proceeds paid in cash	(116)
Cash acquired	1

Cash paid, net	(115)

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 6 – CASH AND CASH EQUIVALENTS

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Bank balances	55	64
Call deposits	310	516

	365	580

In 2010, the effective interest rate for call deposits was 1.5%-1.59% (in 2009, 0.74%-0.8%). For deposits, the average maturity period was 4-7 days (in 2009, 6-8 days). See also Note 32.

NOTE 7 – INVESTMENTS, INCLUDING DERIVATIVES

A.	Categories of financial assets

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Current investments
Derivatives	5	13
Financial assets held for trading (monetary reserve)	-	141
Other investments	2	-

	7	154
Non-current investments
Bank deposit for providing loans to employees (2)	83	83
Available-for-sale financial assets (1)	31	37
Derivatives	10	10
Other investments	5	-

	129	130

	136	284

(1)	Sensitivity analysis – price risk of available-for-sale assets (shares and options)
The strengthening of the shekel compared to the dollar by 10% would increase the value of the available-for-sale financial assets and increase the equity by NIS 3 million after tax) (in 2009, an increase of NIS 2.7 million after tax). A similar change in the opposite direction would reduce equity by the same amount.

(2)
The deposit serves as a security for providing bank loans to Company employees. The deposit is unlinked and the effective interest rate of the deposit at December 31, 2010 is 2.15% (in 2009, 2.73%). The Company is liable for the loans to employees. The deposit is stated at its present value, taking into account the loan repayment schedule, based on a weighted average discount rate of 3.28% (in 2009, 3.53%).

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 7 – INVESTMENTS, INCLUDING DERIVATIVES

B.	Analysis of forecasted maturity dates

	2011	2012	Undetermined	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Investments in available-for-sale financial assets	-	-	31	31
Bank deposit for providing loans to employees	-	-	83	83
Derivatives	5	10	-	15
Other investments	2	-	5	7

	7	10	119	136

NOTE 8 – TRADE AND OTHER RECEIVABLES

A.	Composition of trade and other receivables

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Trade receivables

Outstanding debts	719	681
Credit cards and checks receivable	554	492
Revenue receivable	413	398
Current maturities of long-term receivables	992	850
Related and interested parties	23	70

	2,701	2,491

Receivables
Prepaid expenses	119	88
Other receivables	105	83

	224	171

Long-term trade and other receivables
Trade receivables – open debts (1)	954	823
Trade receivables - associate	44	8
Long term receivables	116	56

	1,114	887

	4,039	3,549

Trade and other receivables include NIS 38 million for trade and other receivables denominated in the US dollar (in 2009, NIS 64 million).

The long-term trade and other receivables are repayable up to 2015.

(1)           For discount interest rates, see Note 32.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 8 – TRADE AND OTHER RECEIVABLES (CONTD.)

B.	Aging of trade receivables at the reporting date:

	December 31, 2010		December 31, 2009
	Trade receivables (gross)	Provision for doubtful debts	Trade receivables (gross)	Provision for doubtful debts
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	3,423	(39)	2,958	(17)
Past due up to one year	294	(80)	354	(97)
Past due one to two years	127	(73)	127	(62)
Past due more than two years	176	(129)	165	(106)

	4,020	(321)	3,604	(282)

C.	Change in provision for doubtful debts during the year:

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Balance at January 1	282	311
Additions in respect of a business combination	5	-
Derecognition of discontinued operations	-	(9)
Impairment loss recognized	62	55
Lost debts	(28)	(75)

Balance at December 31	321	282

NOTE 9 – INCOME TAX

A.	General

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Current tax expense
For the current period	823	671	526
Adjustments for prior years, net	-	(30)	(4)

	823	641	522

Deferred tax expense
Creation and reversal of temporary differences	114	136	197
Effect of change in tax rates	(5)	30	-

	109	166	197

Income tax expenses	932	807	719

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 9 – INCOME TAX (CONTD.)

B.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Profit before income tax	3,374	2,969	2,505

Statutory tax rate	25%	26%	27%

Income tax at the statutory tax rate	844	772	676
Differences in the tax rate	(8)	60	13
Expenses not recognized for tax purposes	31	(4)	35
Adjusted tax calculated for the Company’s share in equity-accounted investees	65	9	(1)
Taxes for previous years	-	(30)	(4)

	932	807	719

C.	Unrecognized deferred tax liabilities

The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of sale of investments in subsidiaries and associates, since the Group intends to retain the investment. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

D.	Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of carry-forward capital losses for tax purposes as at December 31, 2010, in the amount of NIS 57 million.

Deferred tax assets relating to carry-forward losses and tax benefits were not recognized because their utilization in the foreseeable future is not probable. The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items since it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 9 – INCOME TAX (CONTD.)

E.	Recognized tax assets and deferred tax liabilities

Deferred tax assets and tax liabilities are attributed to the following items:

	Assets		Liabilities		Net
	2010	2009	2010	2009	2010	2009
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Property, plant and equipment	-	-	149	130	(149)	(130)
Doubtful debts	54	47	-	-	54	47
Employee benefit plan	264	338	-	-	264	338
Share-based payments	20	33	-	-	20	33
Provisions	29	38	-	-	29	38
Carry-forward tax losses	2	2	-	-	2	2
Other assets and deferred expenses	6	6	55	12	(49)	(6)

	375	464	204	142	171	322

F.	Changes in temporary differences during the year

	Balance at January 1, 2009	Changes recognized in profit or loss	Changes recognized in capital	Balance at December 31, 2009	Changes recognized in profit or loss	Changes recognized in capital	Business combinations	Balance at December 31, 2010
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Property, plant and equipment	(100)	(30)	-	(130)	(19)	-	-	(149)
Doubtful debts	47	-	-	47	7	-	-	54
Employee benefit plans	366	(31)	3	338	(70)	(4)	-	264
Share-based payments	122	(89)	-	33	(13)	-	-	20
Provisions	48	(10)	-	38	(9)	-	-	29
Carry-forward tax losses	4	(2)	-	2	-	-	-	2
Other assets and deferred expenses	(2)	(4)	-	(6)	(5)	(1)	(37)	(49)

	485	(166)	3	322	(109)	(5)	(37)	171

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 9 – INCOME TAX (CONTD.)

G.	Amendments to the Income Tax Ordinance

Current and deferred tax balances for the periods reported in these financial statements are calculated in accordance with the new tax rates specified in the Economic Efficiency Law of July 14, 2009. The tax rates are as follows: 2009 tax year – 26%; 2010 tax year – 25%; 2011 tax year – 24%; 2012 tax year – 23%; 2013 tax year - 22%; 2014 tax year – 21%; 2015 tax year - 20%; and from the 2016 tax year onwards – 18%.

Current and deferred tax balances as at December 31, 2010 are calculated in accordance with the tax rates specified above.

H.	Final tax assessments

(1)	The Company has received final tax assessments up to and including 2004.

(2)	Bezeq International has received final tax assessments up to and including 2005.

(3)	Pelephone, Walla and Bezeq Online have received final tax assessments up to and including 2006.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

Composition and Activity:	Land and buildings	Switching, transmission, power, cellular and satellite equipment	Network equipment	Subscriber equipment	Vehicles	Office equipment and computers	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost or deemed cost
Balance as at January 1, 2009	2,209	4,770	12,450	3,544	84	1,353	24,410
Additions	54	558	346	207	37	92	1,294
Disposals (D, below)	(180)	(376)	(6)	(217)	(24)	(110)	(913)
Transfer to assets held for sale	(10)	-	-	-	-	-	(10)
Discontinued operations	(40)	(232)	-	(2,928)	-	(74)	(3,274)
Balance as at December 31, 2009	2,033	4,720	12,790	606	97	1,261	21,507

Balance as at January 1, 2010	2,033	4,720	12,790	606	97	1,261	21,507
Additions	64	471	525	106	78	84	1,328
Disposals (D, below)	(92)	(223)	(367)	(256)	(5)	(9)	(952)
Transfer from assets held for sale	40	-	-	-	-	-	40
Addition in respect of a business combination	10	-	-	-	-	57	67
Balance as at December 31, 2010	2,055	4,968	12,948	456	170	1,393	21,990

Depreciation and impairment losses
Balance at January 1, 2009	1,583	2,515	10,226	2,752	60	1,066	18,202
Depreciation for the year	74	631	281	124	8	97	1,215
Depreciation from discontinued operations	2	10	-	109	-	7	128
Disposals (D, below)	(140)	(376)	(3)	(206)	(24)	(110)	(859)
Transfer to assets held for sale	(11)	-	-	-	-	-	(11)
Discontinued operations	(29)	(188)	-	(2,331)	-	(48)	(2,596)
Balance as at December 31, 2009	1,479	2,592	10,504	448	44	1,012	16,079

Balance as at January 1, 2010	1,479	2,592	10,504	448	44	1,012	16,079
Depreciation for the year	59	607	299	32	14	103	1,114
Disposals (D, below)	(73)	(222)	(343)	(246)	(4)	(9)	(897)
Transfer from assets held for sale	30	-	-	-	-	-	30
Additions in respect of a business combination	7	-	-	-	-	47	54
Balance as at December 31, 2010	1,502	2,977	10,460	234	54	1,153	16,380
Carrying amount
January 1, 2009	626 *	2,255	2,224	792	24	287	6,208

December 31, 2009	554 *	2,128	2,286	158	53	249	5,428

December 31, 2010	553	1,991	2,488	222	116	240	5,610

* Retrospective application by restatement, see Note 2H

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT (CONTD.)

A.
Determination of fair value as deemed cost: Certain items of property, plant and equipment from switching, transmission and power equipment, mainly switching equipment, which were revalued to fair value on the date of transition to IFRS, were measured on the basis of their deemed cost, which was based on their fair value on the transition date (January 1, 2005), as assessed by the Group based on the valuation of an external appraiser.

B.
Residual value: The residual value of the Group’s copper cables is assessed at the end of each reporting year. The residual value is NIS 689 million and NIS 598 million as at December 31, 2010 and December 31, 2009, respectively. The increase in residual value will decrease the depreciation expense of the Company by NIS 10 million in 2011.

C.
Cost of dismantling and removal of assets: The cost of items of property, plant and equipment includes dismantling and removal costs, as well as site restoration costs where the Group has an obligation. These costs are depreciated according to the expected useful life of the sites. In 2010, the Group recognized, as part of the cost of property, plant and equipment, costs of NIS 5 million for dismantling and removal of assets (in 2009, NIS 5 million).

D.
Property, plant and equipment in the Group is derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles and copper cables, which are derecognized upon their sale. In 2010, the Group derecognized fully depreciated property at a cost of NIS 847 million (in 2009 NIS 661 million).

E.
The cost includes NIS 3 million in the Group, representing finance expenses which were capitalized in the reporting period in respect of loans and credit in the construction period and calculated at an average interest rate of 4.6% per year (in the prior year, 6.3%).

F.	For details of installation of the UMTS/HSPA network, see Note 19E. Depreciation commenced in January 2009, as the network was readied and became available for use.

G.	In July 2008, the Company launched the NGN project to replace the existing network. The Company expects that most of the deployment will be completed by the end of 2011.

H.
The Group companies reviewed the useful life of the property, plant and equipment through the depreciation committee, in order to determine the estimated useful life of their equipment. The findings of the committees do not indicate a need to change the estimated useful life of the property, plant and equipment.

J.
Most of the real estate assets used by the Company were transferred to it by the State of Israel, according to the provisions in the asset transfer agreement signed between the Company and the State on January 31, 1984. Some of these assets were leased for 49 years, with an option for an extension for another 49 years, and others were rented for two years, renewable each time for another two years.

On May 15, 2003, the Company signed a settlement agreement with the Government of Israel on behalf of the State and Israel Lands Administration, which regulated the dispute between them in the matter of the Company’s rights in the various real estate assets which were transferred to the Company when it commenced operation in 1984, under the asset transfer agreement.

The rights are amortized over the course of the lease period.

At the reporting date, there are agreements to purchase property, plant and equipment amounting to NIS 300 million (in 2009, NIS 379 million).

K.	See Note 20 for liens.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 11 – INTANGIBLE ASSETS

	Goodwill	Computer software and licenses and discounted development costs	Subscriber acquisition	Right of use in communication and cellular frequencies (2)	Others	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost
Balance at January 1, 2009	1,799	1,501	379	422	63	4,164
Acquisitions or additions from
independent development	-	198	95	2	1	296
Disposals (1)	-	(197)	(46)	-	-	(243)
Discontinued operations	(760)	(135)	(197)	-	-	(1,092)

Balance as at December 31, 2009	1,039	1,367	231	424	64	3,125

Balance as at January 1, 2010	1,039	1,367	231	424	64	3,125
Acquisitions or additions
from independent development	-	218	81	-	-	299
Disposals (1)	-	(309)	(160)	-	-	(469)
Addition in respect of a business combination	194	-	-	-	187	381

Balance as at December 31, 2010	1,233	1,276	152	424	251	3,336

Amortization and impairment losses
Balance at January 1, 2009	6	1,143	300	-	41	1,490
Amortization for the year	-	146	65	29	9	249
Depreciation for discontinued operations	-	5	12	-	-	17
Disposals (1)	-	(197)	(46)	-	-	(243)
Discontinued operations	-	(108)	(165)	-	-	(273)

Balance as at December 31, 2009	6	989	166	29	50	1,240

Balance as at January 1, 2010	6	989	166	29	50	1,240
Amortization for the year	-	137	82	31	19	269
Disposals (1)	-	(309)	(160)	-	-	(469)
Addition in respect of a business combination	47	-	-	-	1	48

Balance as at December 31, 2010	53	817	88	60	70	1,088

Carrying amount
January 1, 2009	1,793	358	79	422	22	2,674

December 31, 2009	1,033	378	65	395	14	1,885

December 31, 2010	1,180	459	64	364	181	2,248
(1)	Fully amortized intangible assets

(2)	Depreciation commenced in January 2009, as the network was readied and the frequencies became available for use.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 11 – INTANGIBLE ASSETS (CONTD.)

Total value of goodwill attributable to each cash-generating unit:

	2010	2009
	NIS millions	NIS millions

Cellular communication – Pelephone Communications Ltd. (1)	1,027	1,027
Others	153	6

	1,180	1,033

(1)	Goodwill impairment testing - Pelephone

The value of the use of cellular communications – Pelephone, was calculated using the discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in 2010 and future growth and market shares are affected by the intensifying competition, regulation and new operators (MVNOs and a fourth cellular operator). In addition, it is assumed that migration to Pelephone’s new network will contribute to its marketing position, improve the customer mix and help to maintain stable ARPU (with adjustments for the lifting of interconnectivity) following the increase in revenue from roaming services and content/added value services.

The five-year revenue forecast is based on the forecast of the number of subscribers and average income, with reference to the effect of the entry of the MVNO and increased competition commencing from 2011 as well as reduction of interconnect prices commencing from this year. Pelephone is growing slowly in a market that is becoming saturated. An annual increase of 3% in revenue is assumed. The operating, sales and marketing expenses were adjusted for Pelephone's volume of operations. Tax is deducted from the profit at the statutory tax rates each year, plus 1%.

The investments were estimated according the assumptions of an independent assessor regarding Pelephone’s investment plan, which includes investment in the LTE network (including acquisition of frequencies) in 2012-2013 (which have not yet been approved by the management of Pelephone), and ongoing investments.

The cost of capital used is 11%. In addition, it was assumed that the permanent growth of Pelephone will be 1%. Valuation of Pelephone was based on the comparative method, with a comparison of Partner and Cellcom which operate in the same legal and business environment. The comparison indicates that the value that was estimated using the DCF method is within the range of the reasonable value that was calculated using these multiples.

This valuation was made by an external appraiser, whose opinion is attached to these financial statements. Based on this valuation, the Group was not required to record an impairment of Pelephone’s cellular cash-generating unit.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 12 – DEFERRED AND OTHER EXPENSES

	December 31, 2010	December 31, 2009	December 31, 2008
	NIS millions	NIS millions	NIS millions

Long-term prepaid expenses in respect of use of capacities **	288	296	234
Other prepaid expenses	4	5	5

	292	301	239

*	Retrospective application by restatement, see Note 2H
**	See Note 3G

The amount of amortization recognized in the statement of income is NIS 26 million (in 2009, NIS 22 million; in 2008, NIS 20 million).

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 - INVESTEES

A.	Equity-accounted associates

(1)	Below is a summary of main associates, without adjustment for ownership percentage held by the Group:

a.	Financial position

		December 31
	Ownership %	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue (deficit)
		NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
2010*
DBS Satellite Services (1998) Ltd.	49.78%	180	1,063	1,243	802	3,863	4,665	(3,422)

2009
DBS Satellite Services (1998) Ltd.	49.78%	171	1,035	1,206	903	3,411	4,314	(3,108)

Walla! Communications Ltd.	34.24%	149	31	180	78	8	86	94

b.	Operating Results

		Year ended December 31
	Ownership (%)	Revenue	Gross profit	Operating profit (loss)	Profit (loss)
		NIS millions	NIS millions	NIS millions	NIS millions
2010*
DBS Satellite Services (1998) Ltd.	49.78%	1,583	454	178	(314)

2009
DBS Satellite Services (1998) Ltd.	49.78%	1,530	488	248	(223)
Walla! Communications Ltd.	34.24%	132	73	28	20

*	In 2010, Walla Communications Ltd. was consolidated. See Note 5A.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 – INVESTEES (CONTD.)

A.	Equity-accounted associates (contd.)

(2)	Additional details regarding associates held indirectly by the Company

As at December 31, 2010, the investment in an associate includes the Company’s investments in shares, share options and loans to DBS. The loans are presented at fair value as at August 21, 2009 less the Company’s share in the losses at that date. For details of deconsolidation of DBS in 2009, see section E below.

The Company’s subsidiaries have negligible investments in other associates.

a.	Details of the Company’s loans to DBS, according to the terms of the loans:

	December 31
	2010	2009
	NIS million	NIS million

CPI-linked loans	1,145	1,119
CPI-linked loans, bearing interest at a rate of 5.5%	286	265
CPI-linked loans, bearing interest at a rate of 11%	1,112	979

	2,543	2,363

b.	Details of the carrying amount of the loans as stated in the financial statements*:

December 31
2010
NIS millions

CPI-linked loans	44
CPI-linked loans, bearing interest at a rate of 5.5%	172
CPI-linked loans, bearing interest at a rate of 11%	1,135

1,351

*	The fair value at the deconsolidation date, including interest and linkage differences accumulated from the deconsolidation date through to December 31, 2010.

c.	Activity in the investment account of DBS:

2010
NIS millions

Balance as at January 1, 2010	1,184
Interest and linkage differences	159
Company’s share in capital reserves	4
Company’s share in losses	(263)

Balance at December 31, 2010	1,084

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 – INVESTEES (CONTD.)

A.	Equity-accounted associates (contd.)

(2)	Additional details regarding associates held indirectly by the Company

d.
The Company’s Board of Directors approved the waiver of NIS 250 million of the interest-free linked loans that the Company provided DBS, provided the other shareholder of DBS agree to waive NIS 252 million of the loan it provided to DBS.

The waiver is contingent on an arrangement between the Company and the Tax Authority and a waiver agreement signed by the Company with the other controlling shareholder before December 31, 2011. In addition, waiver of the debt requires the approval of the general meeting, which will be convened after the agreement has been signed.

e.	DBS has a current debt to the Group companies. The balance of DBS's current debt to the Group companies amounts NIS 59 million, of which NIS 47 million is to the Company. See Note 30 below.

f.
For details of DBS’s financial position, see Notes 5 and 28 to the financial statements of DBS for 2010, which are attached to these financial statements. In addition, see Note 32 to the financial statements of DBS for subsequent events.

g.	For loans provided by the shareholders to DBS, see Note 16 to the financial statements of DBS, which are attached to these financial statements.

h.	For guarantees provided by the Company for DBS, see Note 20D and G.

i.	Deconsolidation of DBS in 2009

On August 20, 2009, the Supreme Court accepted the appeal of the Antitrust Commissioner against the merger notice filed by the Company and DBS regarding exercise of options for DBS shares by the Company, and ruled against the merger. The ruling of the Supreme Court is a peremptory ruling. Until the ruling of the Supreme Court, the Company consolidated the financial statements of DBS in its financial statements (the Company held 49.8% of the share capital of DBS), even though it did not have legal control of DBS, as in view of all the circumstances, including the Company’s additional potential voting rights by virtue of the options, in the opinion of the Company, it was able to direct the financial and operational policy of DBS.

The Company estimates that the ruling of the Supreme Court, which is final and irrevocable, constitutes an external legal barrier to the Company’s ability to obtain more than 50% of the voting rights in DBS, will lead to a material change in the operations between the Company and YES and its shareholders, following which the Company will no longer be able to direct the financial and operational policy of DBS. Therefore, the Company cannot be regarded as controlling DBS (neither legally nor effectively). Accordingly, as from August 21, 2009, the Company no longer consolidates the reports of DBS in its financial statements and the investment in DBS shares is stated according to the equity method commencing from that date.

At the deconsolidation date, the Company presented its investment in shares, share options and loans to DBS according to the equity method based on a valuation by an independent assessor. This included valuation of the fair value of DBS’s tangible assets, intangible assets (except for goodwill) and liabilities. The difference between the fair value of the remaining investment in DBS at the deconsolidation date and the Company's share in the identifiable assets and liabilities of DBS at that date constitute the goodwill included in the calculation of the Company’s investment in DBS at the deconsolidation date.

At the deconsolidation date and as at December 31, 2010 and December 31, 2009, goodwill that was included as part of the investment amounts to NIS 814 million.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 – INVESTEES (CONTD.)

A.	Equity-accounted associates (contd.)

(2)	Additional details regarding associates held indirectly by the Company

i.	Deconsolidation of DBS in 2009 (contd.)

The Company stated the investment at NIS 1.175 billion and recognized a profit of NIS 1.538 billion under profit from discontinued operations.

The consolidated statements of income for the years ended December 31, 2010, 2009 and 2008 are stated without consolidation of the statements of DBS. The operational results of DBS for the period up to August 20, 2009 were presented as discontinued operations.

Results of discontinued operations as stated in the financial statements of 2009

	From January 1 to August 20 2009	Year ended December 31 2008
	NIS millions	NIS millions

Revenue	970	1,513
Cost of revenue	663	1,091

Gross profit	307	422

Selling and marketing expenses	79	128
General and administrative expenses	74	117

	153	245

Operating profit	154	177

Finance expenses, net	313	441

Loss before income tax	(159)	(264)
Income tax	-	1

Loss after income tax	(159)	(265)

Profit from deconsolidation of a subsidiary	1,538	-

Profit (loss) for the period from discontinued operations	1,379	(265)

Cash flow from discontinued operations as stated in the financial statements of 2009

	From January 1 to August 20 2009	Year ended December 31 2008
	NIS millions	NIS millions

Cash flow from operating activities	260	347
Cash flow used for investment activities	(176)	(237)
Cash flow arising from (used for) finance activities	(84)	(110)

Cash flow from discontinued operations	-	-

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 – INVESTEES (CONTD.)

B.	Subsidiaries held directly by the Company

(1)	General

			Amounts provided by the Company to subsidiaries		Investment of equity-accounted subsidiaries
	Country of incorporation	Company’s rights in capital	Loans	Guarantees
			NIS millions	NIS millions	NIS millions

2010
Pelephone Communications Ltd.	Israel	100%	-	-	3,983
Bezeq International Ltd.	Israel	100%	-	70	743
Bezeq Online Ltd.	Israel	100%	5	-	30
Bezeq Zahav (Holdings) Ltd.	Israel	100%	1,029	-	1,049
Walla! Communications Ltd. *	Israel	71.55%	-	-	188
Stage One Venture Capital Fund	Israel	71.8%	-	-	40

			1,034	70	6,033

2009
Pelephone Communications Ltd.	Israel	100%	-	-	3,570
Bezeq International Ltd.	Israel	100%	-	70	710
Bezeq Online Ltd.	Israel	100%	10	-	25
Bezeq Zahav (Holdings) Ltd.	Israel	100%	1,006	-	1,033
Stage One Venture Capital Fund	Israel	71.8%	-	-	43

			1,016	70	5,381

* Walla has investments in other subsidiaries that are not material.

(2)	Dividend received or receivable from subsidiaries

	Year ended December 31
	2010	2009
	NIS million	NIS million

From Pelephone Communications Ltd.	625	425
From Bezeq International Ltd.	216	210
From Stage One Venture Capital Fund	10	8

	851	643

(3)	Details of Group entities

a.	Pelephone Communications Ltd.
Pelephone Communications Ltd. ("Pelephone") is a wholly-owned subsidiary of the Company. Pelephone provides cellular communication services and value added services and markets and repairs terminal equipment.

Pelephone operates under an operating license from the Ministry of Communications – a general license for cellular services ("the License"). The License was received on February 7, 1996. After Pelephone won an additional band of frequencies in December 2001, the term of the license was extended to 2022, with an option for extension, subject to the terms of the license, for an additional six years (“the additional period”) and for renewal for one or more additional periods of six years after the additional period.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 13 – INVESTEES (CONTD.)

B.	Subsidiaries held directly by the Company (contd.)

(3)	Details of Group entities (contd.)

b.	Bezeq International Ltd.
Bezeq International Ltd. ("Bezeq International") is a wholly-owned subsidiary of the Company. Bezeq International was incorporated on April 5, 1995 to engage in international communications. Since 1999, Bezeq International has also been providing internet access services. Following the merger with BezeqCall Communications Ltd. (BezeqCall), BezeqCall's network end point (NEP) license was assigned to Bezeq International.

On February 8, 2009, the Minister of Communications granted an operation license for domestic telecommunication services to BIP Communication Solutions Limited Partnership (“BIP”), a corporation owned by Bezeq International. The license is for the supply of domestic broadband telephony services (VoB) to private customers through BIP. On August 2, 2009, Bezeq International started to supply domestic broadband telephony services (VoB) to its private customers through BIP. On December 30, 2009, after the Ministry of Communications determined that Bezeq's market share in domestic telephony in the business sector fell below 85%, the license was amended to permit Bezeq International to supply the services to its corporate customers as well.

In August 2010, the Company started to sell service bundles, including Bezeq International’s internet services, following the amendment to the international operator license.

Subsequent to the reporting date, in March 2011, the Company’s Board of Directors  approved the establishment by Bezeq International of a subsidiary in Italy, at an establishment cost of up to EUR 25,000 and a subsidiary in the USA, at an establishment cost of up to USD 150,000.

c.	Bezeq Online Ltd.
Bezeq Online Ltd. (“Bezeq Online”) is a wholly-owned subsidiary of the Company. Bezeq Online was established in December 2000 and commenced operations in 2001, providing call center outsourcing services.

d.	Bezeq Zahav (Holdings) Ltd.
Bezeq Zahav (Holdings) Ltd. ("Bezeq Zahav") is wholly-owned and controlled by the Company. Bezeq Zahav was established in September 1995 and commenced operations in May 2004. Bezeq Zahav holds debentures issued by the Company.

e.	Walla! Communications Ltd.
Walla! Communications Ltd. (“Walla”) is controlled by the Company and the Company holds 71.55% of Walla shares. Walla is a public company and its shares are traded on the Tel Aviv Stock Exchange. The market value of the Walla shares held by the Company as at December 31, 2010 is NIS 164 million. Walla provides internet, management and media services for a range of populations.

f.	Stage One Venture Capital Fund (Israel) L.P.
This is a venture capital fund in which the management rights are held by the SOCI, and the Company has rights in the profits – see Note 3A(7).

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS

A.	Composition:

	December 31, 2010	December 31, 2009
	NIS million	NIS million

Current liabilities
Short-term credit	7	-
Current maturities of debentures	895	798
Current maturities of bank loans	47	64

	949	862

Non-current liabilities
Debentures	1,967	2,716
Bank loans	2,801	558

	4,768	3,274

	5,717	4,136

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS (CONTD.)

B.	Terms and debt repayment schedule

				December 31, 2010		December 31, 2009
		Nominal interest rate	Redemption year	Par value	Carrying amount	Par value	Carrying amount
	Currency	%		NIS millions	NIS millions		Currency

Short-term credit	NIS	3.15	2011	7	7	-	-

Loans from banks and others:
Linked to the CPI	NIS	5.2– 4.45	2012-2015	153	178	194	222

Unlinked (1)
Variable interest	NIS	Prime + -0.33
		Up to prime + 0.2	2011-2019	1,370	1,370	400	400

Fixed interest	NIS	5-5.6	2011-2017	1,300	1,300	-	-

					2,855		622
Debentures issued to the public:
Linked to the CPI (2)	NIS	4.8-5.3	2011-2016	1,807	2,163	2,107	2,476

Debentures issued to institutions and others:
Linked to the CPI (3)	NIS	4.4-5.95	2014-2015	593	699	898	1,038

Total interest-bearing liabilities					5,717		4,136

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS (CONTD.)

B.	Terms and debt repayment schedule (contd.)

(1)
In 2010, the Company completed debt financing amounting to NIS 2.6 billion, through loans from banks in Israel. Of this amount, NIS 400 million is against early repayment of bank loans from March 2009. Loans in the amount of NIS 1.3 billion are at fixed interest and the balance of NIS 1.3 billion are at variable interest, which are payable as follows:

A.
Loans in the amount of NIS 1.1 billion, which are unlinked and bear variable interest of prime minus 0.21%, are repayable in four equal annual payments of the principal between 2013 and 2016. The interest on the loans is payable twice a year.

B.	A loan in the amount of NIS 200 million, which is unlinked and bears variable interest of prime minus 0.33%, is repayable in six equal annual payments of the principal between 2012 and 2017.

C.
Loans in the amount of NIS 800 million, which are unlinked and bear average fixed interest of 5.56%, are repayable in four equal annual payments of the principal between 2013 and 2016. The interest on the loans is payable twice a year.

D.	Loans in the amount of NIS 500 million, which are unlinked and bear average fixed interest of 5%, are repayable in four equal annual payments of the principal between 2012 and 2017.

(2)	The par value of the Company’s debentures is NIS 2,686,967,000, of which NIS 1,806,867,000 par value was issued to the public as follows:

A.	The par value of debentures (Series 4) is 300,000,000 of NIS 1 par value each, repayable in 2011. The annual interest rate for these debentures is 4.8%.

B.
The par value of debentures (Series 5) is 2,386,967,000 of NIS 1 par value each, of which 1,506,867,000 debentures were issued to the public and to institutional investors (partially through Bezeq Zahav) and the balance of 880,100,000 were issued to Bezeq Zahav. The debentures are repayable in six equal annual payments in each of the years 2011 to 2016. The annual interest rate for these debentures is 5.3%.

(3)
Pelephone issued three series of debentures in a private placement to institutional investors. The debentures, which were issued at par value, are linked to the CPI, bear annual interest of 4.4% - 5.2%, and are repayable in equal semi-annual payments up to 2015. The interest is paid on the unpaid balance of the principal. The balance of the debentures at December 31, 2010, is NIS 597 million.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS (CONTD.)

C.	Liens, securities and financial covenants

(1)
The private debentures of the Company, whose carrying amount at December 31, 2010 is NIS 102 million, are secured by a token charge. In addition, the Company created a negative pledge in favor of the debenture holders and in favor of a bank, which includes exceptions, inter alia, for the matter of a lien on assets that are purchased or expanded by the Company, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for the matter of a token charge.

The lenders have a right to call for immediate payment of the debentures in cases where the Company does not repay the debentures or breaches their terms, if a significant attachment is imposed on its assets, if a receiver is appointed for the Company's assets or a liquidation order is given against the Company, if the Company ceases to run its business, or if the holder of another charge realizes the charge it has on the assets of the Company.

In addition, some of the lenders, with a debenture balance of NIS 77 million as at December 31, 2010, may call for immediate payment of the debentures after the State's holdings in the Company’s equity fall below 26% (a condition which has existed since October 11, 2005). For this reason, the balance in the financial statements is stated under short-term liabilities.

In the Company's opinion, at the reporting date, it is in compliance with all the aforementioned terms, except for the term of the decrease of the State's holdings in the Company.

(2)	The Company raised a negative pledge in favor of the creditors for a bank debt of NIS 2.6 billion, as set out in section B(1) above.

(3)	a.
At December 31, 2010, the bank loans and debentures of Pelephone have a carrying amount of NIS 775 million and are secured by an irrevocable undertaking by Pelephone to the credit providers not to encumber its assets without their consent (a negative pledge).

The undertaking includes:

(1)
A declaration that Pelephone will not encumber its assets (as may be from time to time), in whole or in part, in any manner including by means of a floating lien or a fixed lien of any type or rank, in favor of any third party, without the prior written consent of the credit providers.

(2)	Compliance with the following financial covenants:

a.
An undertaking that Pelephone's debt will not exceed three times its equity and an undertaking that as long as that ratio exceeds 2.5, dividends will not be distributed and management fees will not be paid to the shareholders.

b.	Pelephone undertook that the amount of its debts will not exceed NIS 3.8 billion (linked to the CPI known in January 2002).

c.	An undertaking towards a certain bank that its total debt to it will not exceed 40% of its total debts to all the financial entities.

At the date of the financial statements, Pelephone is in compliance with the financial covenants and with its undertakings to the banks and the debenture holders. Non-compliance with these undertakings would allow the banks and the debenture holders to call for immediate repayment of the loans it received from the banks and the debentures.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS (CONTD.)

C.	Liens, securities and financial covenants

(3)	(contd.)

b.
Under its general license for cellular services, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

(1)
A pledge on one of the license assets in favor of a bank operating lawfully in Israel, for receipt of bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any case, exercise of the rights by the bank will not impair in any way the provision of the services pursuant to the license.

(2)	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

(4)
According to the agreement between Walla and its subsidiary for a loan to Walla, amounting to NIS 70 million at December 31, 2010, Walla undertook to meet financial covenants according to its consolidated financial statements, as set out below:

a.	Walla’s equity will not fall below NIS 70 million at any time.
b.	The ratio between Walla’s equity and the statement of financial position will not fall below 25% at any time.
c.	The ratio between Walla’s available cash and the current maturities will not fall below 1.2.
d.	The ratio between the financial debt and Walla’s available cash will not exceed 4.

At December 31, 2010, Walla is in compliance with these financial covenants.

NOTE 15 - TRADE AND OTHER PAYABLES

	December 31, 2010	December 31, 2009
	NIS million	NIS million

Trade payables (open accounts)	1,061	1,091

Trade payables consisting of related and interested parties	46	8

Other payables
Liabilities to employees and other liabilities for salaries	348	297
Institutions	183	200
Expenses due	112	85
Accrued interest	93	99
Derivatives	10	2
Other payables	24	14

Total other payables	770	697

Amounts payable denominated in a currency other than the functional currency include NIS 174 million for trade payables denominated in US dollars (in 2009, NIS 258 million).

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 16 - PROVISIONS

	Employee claims	Customer claims	Supplier and communication provider claims	Punitive claims	Enterprise and company claims	State and Authorities claims	Dismantling and clearing of sites	Liability, onerous contracts and others	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Balance as at January 1, 2010	139	45	11	1	7	159	60	29	451

Provisions created in the period	2	11	1	1	3	16	8	5	47

Provisions used in the period	(1)	-	-	-	-	(78)	-	(2)	(81)

Provisions cancelled in the period	(44)	-	(7)	-	-	(32)	(4)	(10)	(97)

Balance as at December 31, 2010	96	56	5	2	10	65	64	22	320

Current	96	56	5	2	10	65	-	17	251

Non-current	-	-	-	-	-	-	64	5	69

Claims
For details of legal claims, see Note 18.

Dismantling and clearing of sites
The provision is in respect of Pelephone’s obligation to clear the sites that it leases.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For details of share-based payments, see Note 27 below.

A.	Defined contribution plans

(1)
The pension rights of Company employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which assumed the State's obligation following an agreement between the Government of Israel, the Company, the Histadrut and the Makefet Fund.

(2)
Liabilities for employee benefits at retirement age in respect of the period of their service in the Company and its subsidiaries are covered in full by regular payments to pension funds and insurance companies.

(3)
The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law). Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Company, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees' rights. For some of the employees, the Company has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees' names. See section B(1) below.

B.	Defined benefit plans

(1)
The severance obligation included in the statement of financial position represents the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in a recognized compensation fund. The reserves in compensation funds include accrued linkage differentials and interest deposited in compensation funds, in banks and in insurance companies. Withdrawal of the reserve monies is contingent upon fulfillment of the provisions in the Severance Pay Law.

(2)
The collective agreement of December 2006 (see section D below), provides, among others, that employees who transferred from the civil service to the Company and are due to end their employment due to retirement after December 31, 2016, are entitled to a supplement to close the gap between the Civil Service Law and the regulations governing the Makefet Fund. The financial statements of the Company include the obligation for this benefit.

(3)
According to some of the personal employment agreements, a number of senior employees are entitled to early retirement terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees. Accordingly, a liability is included in the financial statements.

(4)	Benefits for notice are paid upon severance. Accordingly, a liability is included in the financial statements in accordance with an employment agreement and an actuarial calculation.

(5)
Company retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing the upkeep of retiree clubs, and social activities. The Company's liability for these costs accumulates during the employment period. The Company’s financial statements include the expected costs in the post- employment period, based on an actuarial calculation.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

C.	Other long-term employee benefits

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in first out (LIFO) method.

D.	Benefits for early retirement and dismissal

The Company has a number of collective agreements that include terms for early retirement. Below are details of the most recent agreement that was signed in December 2006 and an amendment to the agreement signed in December 2010:

(1)
The collective agreement of December 2006, between the Company and the union and the New Histadrut, regulates the labor relations in the Company following the transfer of control in the Company from the State of Israel, and delineates a new organizational structure for the Company. The amendment to the agreement of December 2010 regulates the labor relations in the Company following transfer of control in the Company from Ap.Sb.Ar. Holdings Ltd. (“Ap.Sb.Ar.”) to B Communications Ltd. (“B Communications”). The agreement stipulates, inter alia, that all the agreements, arrangements and procedures existing in the Company prior to signing the agreement will continue to apply only to the permanent long-standing employees in the Company.

(2)
The Company may, at its discretion, terminate the employment of 245 permanent employees in one or more of the years 2010-2016. The retirement terms that will be offered to the retirees will be largely the same as the retirement terms prevailing in the Company up to that date. The term of the agreement (after the amendment made in 2010) is from the date the agreement is signed through December 31, 2015. The Company has an option to extend it for another two years, through December 31, 2017. The term of the retirement section in the agreement will be through December 31, 2016.

On January 24, 2011, the Board of Directors of the Company approved a plan for early retirement of 260 employees at a cost of no more than NIS 281.5 million. This expense will be recognized in the Company’s financial statements for the first quarter of 2011.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

E.	Liabilities for employee benefits

	December 31, 2010	December 31, 2009
	NIS million	NIS million

Unfunded obligations (1)	225	250
Funded obligations (2)	213	203

Total present value of obligations	438	453
Fair value of plan assets	(152)	(148)

Obligation for defined benefit plans (post-employment plans)	286	305

Obligation for a special bonus	26	-
Obligation for holiday pay	89	89
Obligation for sick leave	126	122
Obligation for voluntary early retirement	47	283

Total employee benefits	574	799

Stated in the statement of financial position as:
Short term	269	505
Long term	305	294

	574	799

(1)
Unfunded obligations are those obligations for which the Company did not fund a reserve to finance its liabilities and they include a provision for notice, an obligation to the Company’s pensioners, an obligation for early retirement of senior employees in the Company and an obligation for employees transferred from the civil service.

(2)	Obligations for which the Group companies funded a reserve to finance its obligations (severance obligation)

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

F.	Defined benefit plans (post-employment plans)

		2010	2009
		NIS millions	NIS millions
1.	Change in obligation in respect of defined benefit plans
	Obligation in respect of a defined benefit plan as at January 1	453	429
	Benefits paid according to the plans	(32)	(40)
	Costs of current service, interest and exchange rate differences (see section 3 below)	34	65
	Retirement and curtailment of benefits	(9)	(17)
	Actuarial losses (gains) charged to equity (see section 5 below)	(17)	24
	Additions in respect of a business combination	9	-
	Derecognition of discontinued operations	-	(8)

	Defined benefit obligation as at December 31	438	453

2.	Change in plan assets and cost of past service
	Fair value as at January 1	148	140
	Deposits	10	11
	Withdrawals	(9)	(5)
	Expected proceeds from plan assets (see section 3 below)	5	6
	Gains (losses) charged to equity (see section 5 below)	(2)	11
	Amortization of past service cost, see section 3 below	(7)	(12)
	Additions in respect of a business combination	7	-
	Derecognition of discontinued operations	-	(3)

	Fair value as at December 31	152	148

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

F.	Defined benefit plans (post-employment plans) (contd.)

	2010	2009	2008
	NIS millions	NIS millions	NIS millions
3. Expense recognized in the statement of income
Cost of current service	14	37	42
Interest on the obligation	24	29	24
Other	(11)	(12)	(1)

	27	54	65

The expense is included in the following items in the statement of income:
Salary expenses	12	31	45
Financing expenses	15	23	20

	27	54	65

4. Actual return on plan assets	3	15	(7)

5. Actuarial losses (gains) recognized directly in other comprehensive income (before tax)
Amount accrued as at January 1	13	-	(2)
Amount recognized in the period	(15)	13	2

Amount accrued as at December 31	(2)	13	-

6. Historical information
	December 31
	2010	2009	2008	2007	2006
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Adjustments for liabilities arising from past experience	(17)	(13)	(21)	(15)	4

Adjustments for assets arising from past experience	(1)	20	13	(1)	(4)

In 2011, the Group expects pay NIS 18 million as a contribution to a defined benefit plan.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

G.	Actuarial assumptions

Principal actuarial assumptions for defined benefit plans and for other long-term benefit obligations at the reporting date:

(1)
Mortality rates are based on the rates published in Insurance Circulars 6-3-2007 of the Ministry of Finance, except for early retirement, which was calculated according to the agreement with the insurance company, including future changes in the mortality rate.

(2)
Churn rates were determined on the basis of the past experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment.

The main assumptions regarding the churn rate were determined with a distinction made between permanent employees (between 3.5% in the first year to 0.5% over 10 years), personal contract employees (5.5% per year), senior employees (20% per year), and temporary employees (between 34% in the first year and 25% for more than 7 years).

(3)	The real discounted rate is based on yield on government bonds at a fixed interest rate with a life equal to that of the gross liability.

	December 31, 2010	December 31, 2009	December 31, 2008
	Average capitalization rate	Average capitalization rate	Average capitalization rate
	%	%	%

Sick leave	1.9	1.8	3.4
Compensation	2	1.4	3.3
Retirement benefit – holiday gift *	4.3	4.9	4.4
Retirement benefit – clubs and activities	2.9	2.7	3.6
Early notice to senior employees	1.5	1.4	3.1

*	At a discount rate based on US corporate debentures.

(4)
Assumptions regarding salary increases were made on the basis of experience and management’s assessments, distinguishing between groups of employees The main assumptions (in real terms) regarding salary increases are as follows:

For permanent employees, the average salary increment is 3% for young employees, with a linear decrease to 1.5% per year up to age 60. For employees in a monthly collective agreement, the average salary increment is of 3% per year. For employees in a personal collective hourly employment agreement, the average salary increment is 7% per year. For employees in a personal employment agreement, the average salary increment is between 4% and 0.5%, depending on the age of the employee, and for senior employees, the average salary increment is 6% per year.

(5)
The forecasted growth rate of the assets accumulated in all Group companies is 2% in real terms for old pension funds in the administration and 5.57% in real terms for old pension funds that are not part of the arrangement. For new, subsidized pension funds, a guarantee of 4.86% is assumed for 30% of the assets. For officers’ insurance where the severance interest is not transferred to compensation and their start date is prior to 1989, guaranteed interest is 4.25% in real terms. The growth rate in other plans is the discount interest.

(6)
An obligation for voluntary early retirement includes an obligation for pension and grants. The obligation for pension is calculated according to the terms of the agreement of December 2006 (see section D above) and in accordance with the agreement with the insurance company. The obligation is affected by changes in the interest rates of debentures until the purchase of the policy and payment to the insurance company.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

H.	Other

According to the collective agreements applicable to labor relations in the Company, and in accordance with agreements with the Makefet Fund, an option is reserved for Company employees who are transferred employees, to retire under one of two retirement tracks. The method for calculating the cost of early retirement for the transferred employees was laid down in the provisions of a number of agreements and documents drawn up between the Company and the Makefet Fund between 1990 and 1996. The Company contends that the Makefet Fund violated the provisions of the agreements, and therefore, in 2003, the Company filed a claim against the Makefet Fund at the district labor court in Tel Aviv, in the amount of NIS 280 million. The Makefet Fund filed defense documents, in which it rejects the allegations of the Company and contends that it acted in accordance with the agreements between it and the Company. The case is in the evidentiary stage.

NOTE 18 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“hereinafter in this section: “legal claims”).

In the opinion of the managements of the Group companies, which are based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 16 above) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure as at December 31, 2010, due to claims filed against the Group companies on various matters and which are unlikely to be realized, amounts to NIS 15.7 billion (of which an amount of NIS 1.96 billion is for claims, which at this stage, cannot be assessed, as set out in sections B and E below). This amount and all the amounts of the additional exposures in this note are linked to the CPI and are stated net of interest. For updates subsequent to the reporting date, see section B below.

For motions for certification of class action suits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections B and D below.

Following is a detailed description of the Group's contingent liabilities at December 31, 2010, classified into groups with similar characteristics.

A.	Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. These are mainly claims concerning recognition of various salary components as pension components, recognition of various components in the determining salary for severance pay and pension rights. In addition, employees and former employees also filed various individual claims against the other Group companies. At December 31, 2010, the additional exposure (beyond the provisions included in these financial statements) for these claims amounts to NIS 2 billion and relates mainly to claims filed by groups of employees or individual claims with wide ramifications. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 96 million, where provisions are required to cover the exposure resulting from such claims.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 18 – CONTINGENT LIABILITIES

B.	Customer claims

During the normal course of business, customers of the Group companies filed claims against the Group companies. These are mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies. At December 31, 2010, the amount of the additional exposure for customer claims amounts to NIS 7.1 billion (beyond the provisions included in these financial statements). Of these claims, there are claims amounting to NIS 1.92 billion, which, at this stage, cannot yet be estimated. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claims is not stated in the claim. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 56 million, where provisions are required to cover the exposure resulting from such claims.

In addition, subsequent to the reporting date,  customers of Group companies filed a number of claims, amounting to NIS 818 million, the exposure of which cannot be assessed at this stage, and customer claims of NIS 103 million were eliminated.

In the second quarter of 2008, four claims were filed against Bezeq International in the Tel Aviv and Central District Courts, concerning the use of international calling cards for destinations in the Philippines, Thailand and Nepal, together with motions for certification of class actions. The plaintiffs have applied for their claims to be certified as class actions on behalf of groups that include every person who, during the seven years prior to filing the claim and during the claim's proceeding, purchased phone cards of the type referred to in the claims. The plaintiffs estimate the loss sustained by all the members of the group at NIS 1.1 billion. In the opinion of the management of Bezeq International, based, inter alia, on the opinion of its legal counsel, the maximum amount of the exposure (included in the abovementioned exposure), for all these claims is negligible compared to the amount of the claim.

C.	Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services and communications providers that the Group companies supply goods and/or services to or receive goods and/or services from filed various claims against the Group companies. These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product. On December 31, 2010, the amount of the additional exposure (beyond the provisions included in these financial statements)  for these claims amounts to NIS 979 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 5 million, where provisions are required to cover the exposure arising from such claims.

D.	Claims for punitive damages

During the normal course of business, claims were filed against Group companies for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation). At December 31, 2010, the amount of the additional exposure (beyond the provisions included in these financial statements) for punitive damages amounts to NIS 5 billion. This amount does not include claims for which the insurance coverage is not disputed. In addition, there are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1.6 million, where provisions are required to cover the exposure resulting from such claims.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 18 – CONTINGENT LIABILITIES

E.	Claims by developers and companies

During the normal course of business, claims were filed against some of the Group companies or officers, claiming liability and/or negligence of the Group companies and/or their directors in respect of their activities and/or the investments made in various projects. On December 31, 2010, the additional exposure (beyond the provisions included in these financial statements) for these claims amounts to NIS 320 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 10 million, where provisions are required to cover the exposure arising from such claims.

F.	Claims by the State and authorities

During the normal course of business, various claims are pending against the Group companies by the State of Israel, government institutions and authorities (“the authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies. At December 31, 2010, the additional exposure (in addition to the provisions included in these financial statements) for these claims amounted to NIS 275 million. Of these claims, there are claims amounting to NIS 32 million, which, at this stage, cannot yet be estimated. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 65 million, where provisions are required to cover the exposure resulting from such claims.

In December 2000, the government filed a claim against Pelephone for royalties allegedly due from January 1994 to February 1996. The amount in the claim is NIS 260 million at the date of the claim, including principal, linkage differences and interest. In September 2010, the court ruled against Pelephone, accepting some of the government’s claims. Pelephone was required to pay the government NIS 150 million, including principal, linkage differences and interest, which is included as a liability in these financial statements. This amount was paid in October 2010. Additionally, in October 2010 Pelephone filed an appeal against the ruling at the Supreme Court. Prior to the ruling, the Group included a provision for the claim in its financial statements, amounting to NIS 76 million.

For claims against DBS, see Note 21 and Note 32E to the annual financial statements of DBS for 2010, which are attached to these financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 19 – AGREEMENTS

A.	The Group companies have rental agreements. Contractual rental payments during the next five years, calculated according to the rent in effect at December 31, 2010, are as follows:

Year ended December 31	NIS millions

2011	168
2012	165
2013	129
2014	85
2015 onwards	132

679

B.
The Group has a number of operating lease agreements for periods of up to three years in respect of vehicles it uses. The contractual annual lease payments, calculated according to the payments in effect at December 31, 2010, are NIS 102 million

C.	Most of the Group companies are required to pay royalties to the State of Israel. The rate of royalties paid was 1% in 2010, 1.5% in 2009 and 2% in 2008.

In January 2010, an amendment to the Communications Regulations (Telecommunications and Broadcasts) (Royalties), 5761-2001 was issued. The regulations include clarification of the royalties that a licensee owes the State. The amendment includes an exemption for the payment of royalties for revenue from high-speed communication services which commenced on January 1, 2004. As a result of this exemption, royalties expenses in 2009 decreased by NIS 32 million.

In January 2011, an amendment to the Communications Regulations (Royalties) was issued. According to the amendment, the rate of royalties will increase to 1.75% in 2011 and to 2.5% in 2012. The adjusted rate for calculation of royalties is effective from January 19, 2011.

D.
Pelephone leases some of the sites from the Israel Lands Administration (“ILA”). Pelephone has an agreement with the ILA for use of the land to establish and operate communication sites. The agreement regulates payments to which the ILA is entitled for the period through December 31, 2008.

According to the agreement, at the end of the agreement period, and in the event of its annulment due to reasons set out in the agreement, Pelephone will evacuate the land. There is a similar agreement with the other cellular operators.

The agreement was extended to December 31, 2009 and was extended again until December 31, 2010.

At the reporting date, Pelephone and the other cellular operators are in advanced stages of negotiations to extend the agreement, however the agreement has not yet been renewed.

If, for any reason, the agreement is not renewed or extended, this could have a material negative effect on Pelephone, inter alia because Pelephone will be restricted in establishing sites on ILA land and it may also be required to vacate existing sites.

E.
Pelephone uses Ericsson UMTS/HSPA infrastructure equipment and Nortel and Motorola CDMA infrastructure equipment. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and a maintenance agreement for the Nortel network with Ericsson. Pelephone believes that it could be dependent on Ericsson for network support.

F.	Pelephone has obligations to acquire terminal equipment amounting to NIS 455 million (at December 31, 2009, NIS 606 million).

G.
In November 2010, Bezeq International signed an agreement with Alcatel-Lucent Submarine Networks to roll out a high speed submarine cable linking Israel to Italy. At the same time, Bezeq International acquired an indefeasible right of use of terrestrial infrastructure linking the cable in Italy to points of presence in western Europe.

H.	For agreements for the purchase of property, plant and equipment, see Note 10J above.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 20 – SECURITIES, LIENS AND GUARANTEES

A.
In May 2003, the Company provided, at the request of the Ministry of Communications, a bank guarantee of USD 10 million in connection with its general license for implementing telecommunications operations and for providing telecommunication services.

B.	The Company provided a guarantee in favor of banks in connection with credit of up to NIS 70 million granted to a subsidiary.

C.
The Company has received a demand for the forfeiture of a guarantee in the amount of approximately USD 6 million related to a project (HBTL) in a basic telephony tender in 1995 in India, in which the Company participated together with others. An appeal against an order given at the request of the developer, which prevents forfeiture of the guarantees, is being heard in the appeals department of the High Court in Delhi. The Company has applied to the court in India for release of the bank guarantees it provided. The court has yet to hear the application.

D.
The Company provided a guarantee of NIS 10 million for DBS in respect of a bank guarantee of NIS 36 million, which DBS had provided in favor of the State of Israel, according to the terms of DBS’s license. The guarantee was valid until December 31, 2010. This guarantee was in accordance with the proportionate rate of the Company’s holdings in DBS when DBS was established. On January 24, 2011, the Company’s Board of Directors approved the replacement of this guarantee with a new guarantee according to the updated proportionate rate of the Company’s holdings in DBS (approximately 49.8% out of a total bank guarantee of NIS 38 million). The validity of the bank guarantee provided by the bank to the Ministry of Communications has since been extended (up to the end of April 2011) to allow finalization of the documents for the Company’s new guarantee towards the bank that provided the bank guarantee.

E.
In February 2002 and May 2005, according to Ministry of Communications requirements, Bezeq International provided bank guarantees of NIS 9.4 million and NIS 1.5 million respectively, for fulfillment of all the terms of the license to provide international telecommunication services. In February 2009, according to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 10 million to fulfill the terms of the special and general license for the provision of domestic operator services through the BIP Limited Partnership. At the reporting date, Bezeq International had provided additional bank guarantees in a total amount of NIS 16 million

F.
Pelephone has bank guarantees of NIS 93 million in favor of third parties, of which NIS 35 million is in favor of the Ministry of Communications, in connection with a guarantee for fulfillment of the terms of its license.

G.
The other shareholder in DBS has pledged its shares in favor of the banks. In view of a negative pledge of the Company, the Company provided the banks with a perpetual guarantee for payment of the debts of DBS. The guarantee is up to a maximum amount equal to the percentage of the Company's holding in DBS, multiplied by the value of DBS as derived from realization of the pledged shares of the other shareholders. If the Company joins the sale when realizing the pledged shares of the other shareholders, the amount of the guarantee will not exceed the amount of the proceeds the Company will receive from realization of its shares in DBS. The note of guarantee includes numerous restrictions on the Company in realizing the shares it holds, and lists events of violation which, if committed, will enable the banks to call in the guarantee. Furthermore, the Company undertook to put its shares up for sale if the shares pledged to the bank are sold, and agreed that in the event of realization of collateral provided by the other shareholders, the Company would forgo repayment of shareholder loans provided for DBS and that the guarantee would also apply, with the required changes, to warrants which the Company will receive from DBS and to the right to receive them.

The shareholders in DBS, have made a commitment to the banks not to oppose the sale or other realization of their shares in DBS, which were pledged or for which a guarantee was provided (by the Company), in a way that will enable the banks to accomplish a friendly liquidation. The Company also undertook that if a negative pledge the Company gave in favor of its creditors is released, the Company will pledge its shares in DBS in favor of the banks as a first lien

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 20 – SECURITIES, LIENS AND GUARANTEES (CONTD.)

H.	For securities, liens and stipulations given by the Company and subsidiaries in connection with loan covenants and borrowings, see Note 14.

J.	For the securities, liens and stipulations of DBS, see Notes 5, 7, 21(1) and 28 to the financial statements of DBS for 2010 attached to these financial statements.

NOTE 21 – CAPITAL  AND CAPITAL RESERVES

A.	Equity

	Registered		Issued and paid up
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	Number of shares	Number of shares	Number of shares	Number of shares

Ordinary shares of NIS 1 par value each	2,825,000,000	2,749,000,000	2,685,917,052	2,659,727,630

B.	Dividend Distribution Policy

In August 2009, the Board of Directors resolved to distribute a dividend to the shareholders of 100% of the semi-annual profit ("profit for the period attributable to the shareholders of the Company"), in accordance with the consolidated financial statements of the Company. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of the Company regarding the Company’s ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, the Company's operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the general meeting of the Company's shareholders regarding any specific distribution, as set out in the articles of association of the Company. Since the date of the resolution, the Company’s dividend policy has not been changed.

C.	Request to distribute dividends exceeding the Company’s profits

On December 30, 2010, the Company’s Board of Directors resolved to approve and to recommend that the general meeting of the Company’s shareholders approve a distribution to the Company’s shareholders (“the planned distribution”) in the total amount of NIS 3 billion,  a sum not in compliance with the earnings test as defined in Section 302 of the Companies Law, 5759-1999. The amount of the planned distribution will be distributed to the Company’s shareholders in six equal semi-annual payments, from 2011 to 2013 (without interest or linkage payments), together with the Company’s regular dividend distribution. On January 24, 2011, the general meeting of the Company’s shareholders approved the planned distribution, subject to court approval. On January 26, 2011, the Company applied to the court for approval of the planned distribution. On March 4, 2011, the court ordered the Securities Authority to submit its position within seven days.

A liability for the planned distribution was not recorded in these financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 21 – CAPITAL  AND CAPITAL RESERVES (CONTD.)

D.	Dividends

The Company declared and paid dividends in 2009 and 2010 as follows:

	2010	2009
	NIS millions	NIS millions

In May 2009, a cash dividend was distributed (NIS 0.3 per share)	-	792
In October 2009, a cash dividend was distributed (NIS 0.43 per share)	-	1,149
In May 2010, a cash dividend was distributed (NIS 0.917 per share)	2,453	-
In October 2010, a cash dividend was distributed (NIS 0.478 per share)	1,280	-

	3,733	1,941

On March 7, 2011, the Company’s Board of Directors resolved ask the general meeting of the Company’s shareholders to approve the distribution of a cash dividend to the Company’s shareholders in a total amount of NIS 1.163 billion. At the reporting date, the dividend has not yet been approved by the general meeting.

E.	The Company also issued share options to employees, managers and senior employees in the Group (see Note 27).

F.	Description of the reserves

Capital reserve for activities between the Company and a controlling shareholder
This reserve relates to benefits granted by the State as a controlling shareholder in the Company, to employees, in cash and in equity instruments of the Company.

Capital reserve for employee share options
This reserve relates to a benefit granted to employees by means of share-based payments.

Translation reserve
A translation reserve includes all the foreign currency differences arising from translation of financial statements of a consolidated partnership whose functional currency is a foreign currency.

Capital reserve for assets classified as available for sale
The capital reserve for assets classified as available for sale includes the net cumulative change in the fair value of available-for-sale financial assets, up to the date of derecognition or impairment of the investment.

Reserve for transactions with non-controlling interests
The reserve for transactions with non-controlling interests, while retaining control, include differences between the consideration paid or received for changes in non-controlling interests.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 22 – REVENUE

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Domestic fixed-line communications
Fixed line telephony	3,074	3,247	3,472
Internet - infrastructure	977	862	790
Transmission, data communication and other	939	940	981

	4,990	5,049	5,243

Cellular
Cellular services and terminal equipment	4,300	4,013	3,758
Sale of terminal equipment	1,176	1,119	692

	5,476	5,132	4,450

International communications, internet Services and NEP	1,334	1,276	1,263

Others	187	62	59

	11,987	11,519	11,015

NOTE 23 - SALARIES

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Salaries and incidentals:
Operating	1,764	1,670	1,660
General and administrative	692	655	651
Share-based payments	35	45	73

Total salaries and incidentals	2,491	2,370	2,384
Less – salaries recognized in investments in
property, plant and equipment and in intangible assets	467	380	223

	2,024	1,990	2,161

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 24 – OPERATING AND GENERAL EXPENSES

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	1,866	1,750	1,725
General expenses	1,184	1,140	1,008
Materials and spare parts	1,049	1,003	831
Building maintenance	265	295	204
Services and maintenance by sub-contractors	107	146	312
International communication expenses	325	313	272
Vehicle maintenance expenses	132	124	158
Royalties to the State of Israel	74	66	116
Collection fees	24	34	34

	5,026	4,871	4,660

NOTE 25 - OTHER OPERATING EXPENSES (INCOME), NET

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Provision for severance pay on early retirement	36	267	165
Capital gain from sale of property, plant and equipment (mainly real estate)	(171)	(64)	(18)
Profit from gaining control in an investee	(57)	-	-
Provision for contingent liabilities, net	(35)	(2)	(5)
Loss from copper forward transactions	12	-	-
Capital gain from sale of satellite communication operations	-	-	(50)
Impairment of long-term loans and others	(1)	-	4

	(216)	201	96

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 26 – FINANCING EXPENSES (INCOME), NET

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Interest expenses for financial liabilities	217	185	192
Linkage and exchange rate differences, net	64	140	191
Net change in fair value of financial assets measured at fair value through profit or loss	-	-	24
Financing expenses for employee benefits, net	20	24	52
Other financing expenses	90	49	35

Total financing expenses	391	398	494

Interest and linkage differences from loans to an associate	159	198	189
Interest revenue from bank deposits, investments and other	7	16	62
Net change in fair value of financial assets measured at
fair value in profit or loss (mainly for forward transactions)	2	61	-
Income in respect of credit in sales, net of discount commission	87	83	69
Revenue from financial assets classified as available for sale	-	23	-
Other financing income	27	48	34

Total financing income	282	429	354

Financing expenses (income), net (1)	109	(31)	140

(1) Less discounted amounts	3	6	35

Expenses recognized directly in other comprehensive income	-	-	5

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 27 – SHARE-BASED PAYMENTS

A.
In February 2007, the Board of Directors of the Company approved an employee share options plan for 3% of the issued and paid up capital of the Company, under the collective agreement with the employees of December 2006. On March 25, 2007, 78,092,000 options were allocated, and on January 2, 2008 another 59,000 options were allocated to two employee-directors. The value of the grant was determined at February 22, 2007, which is the grant date. The expenses in respect of this grant were recorded in 2006, since in that year an undertaking was made to the employees, including the terms of the grant. According to this plan, the last date for exercising the options is March 24, 2012.

B.
On November 20, 2007, the Board of Directors of the Company resolved to adopt a new share options plan for managers and senior employees in the Company and/or in associates, which would allocate up to 65,000,000 unmarketable options exercisable for up to 65,000,000 shares of the Company and representing 2.5% of the issued capital of the Company, and at full dilution, 2.37% of the share capital.

The options plan and the allocation of the options under it, were approved by the general meeting of the Company on January 31, 2008, in accordance with the Company's Articles of Association. Exercise of the options under the plan was contingent upon obtaining the necessary approvals as prescribed in the provisions of the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 5757-1997 (the Telecommunications Order) if the holdings of the controlling shareholder of the Company fall below the minimum prescribed in the Telecommunications Order (30%).

In February 2011, the Prime Minister and Minister of Communications approved the decrease of the holding below the negligible amount to 29%, provided the decrease arises from allocation of the Company’s shares in an exercise of employee options, for six months from the date of the decrease below the negligible rate. The approval is effective at the date of the decrease below the negligible rate. The approval will expire after six months and the negligible rate will remain in effect.

The options will vest in three equal annual tranches. The vesting dates of each tranche will fall at the end of each of the first, second and third years after the grant date, respectively, and the expense for each tranche will be spread over its vesting period. In addition, the plan sets terms which, if met, accelerate the vesting date. Exercise of the options for shares will be by using a cashless exercise mechanism, unless the Board of Directors decides otherwise.

Of the options for managers and senior employees, at the date of the financial statements, 65,250,000 options have actually been allocated (of this amount, 6,199,999 options have been forfeited and returned to the quantity of options for allotment), as follows

(1)
56,250,000 options, with a theoretical economic value of NIS 156 million of which 17,750,000 options, which were allotted in 2008 to the CEO of the Company and to senior officers who are key personnel in the Group with a theoretical economic value of NIS 45 million and 100,000 options, which were allotted in 2009 to an employee director with a theoretical economic value of NIS 303,000. The grant date was set as the later of the date of the general meeting and the date of the notice to the employees.

The exercise price set for the allotment of 49,950,000 options (out of 56,250,000, as set out above), is NIS 5.5 (adjusted for distribution of a dividend in cash or in kind). On June 26, 2008, the Board of Directors of the Company resolved that the exercise price for future allotments of options, as will be approved by the Board of Directors from time to time, will be the same as the average closing price of the Company’s share on the stock exchange in the 30 trading days prior to the date of the board’s decision to allot options to these offerees.

On December 31, 2009, the Board of Directors approved a retention plan for senior officers in the Group (CEOs of the Company, Pelephone and Bezeq International). According to the plan, their option agreements were amended so that in the event of dismissal within one year (compared to six months under the outline) from the date of transfer of control (April 14, 2010), the vesting period of the balance of the unvested options at the dismissal date will be accelerated. The amendment to the options agreements did not affect the financial statements of 2010 and is not expected to have any other material effect.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 27 – SHARE-BASED PAYMENTS (CONTD.)

B.	(contd.)

(2)
On April 17, 2008, the Board of Directors of the Company resolved to allocate 9,000,000 options to the chairman of the Board of Directors for that period in accordance with the plan described above, subject to a number of changes relating to the terms of his options. The allocation to the chairman was approved by the general meeting of the shareholders of the Company on June 1, 2008.

The options will vest in 12 equal quarterly tranches. The vesting dates of each tranche will fall at the end of each quarter from the grant date, and the expense will be spread for each tranche in accordance with its vesting period. In addition, the plan sets terms which, if met, accelerate the vesting date.

The exercise price of each option is NIS 6.4405 per share. The price was set according to the share price on the date on which the chairman took up his post – September 4, 2007 (which was NIS 6.649 per share) and after adjustment for distribution of a net dividend in the amount of NIS 0.26 per share, for which the ex-day was April 14, 2008. The closing price of the Company's share on June 1, 2008, the date of approval by the general meeting, was NIS 6.494 per share.

The theoretical economic value of the options granted to the chairman as described above, according to a weighted Black and Scholes model, is NIS 16 million.

C.
On December 19, 2010, the Board of Directors of the Company approved the amendment to the collective agreement with the employees (see Note 17D) and resolved to adopt a share options plan for employees (“the 2010 options plan for employees”). According to the 2010 options plan for employees, the Company will allocate 70,000,000 unmarketable options exercisable for up to 70,000,000 Company shares, par value NIS 1 each, representing 2.61% of the issued capital of the Company (2.5% at full dilution).

On December 20, 2010, the Company published an outline for the allocation of share options from the plan, in accordance with the Securities Regulations (Details of an Outline Offer of Securities to Employees), 5760-2000, which described, inter alia, the terms of the plan, and a private tender offer in accordance with the Securities Regulations (Private Placement of Securities in a Listed Company), 5760-2000

The options plan and the allocation of the options under it were approved by the general meeting of the Company in January 2011, in accordance with the Company's Articles of Association. Exercise of the options under the plan was contingent upon obtaining the necessary approvals as prescribed in the provisions of the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 5757-1997 (the Telecommunications Order) if the holdings of the controlling shareholder of the Company fall below the minimum prescribed in the Telecommunications Order (30%).

In February 2011, the Prime Minister and Minister of Communications approved the decrease of the holding below the negligible amount to 29%, provided the decrease arises from allocation of the Company’s shares in an exercise of employee options, for six months from the date of the decrease below the negligible rate. The approval is effective at the date of the decrease below the negligible rate. The approval will expire after six months and the negligible rate will remain in effect.

The options will vest in three equal annual tranches. The vesting dates of each tranche will fall at the end of each of the first, second and third years after the grant date, respectively, and the expense for each tranche will be spread over its vesting period. In addition, the plan sets terms which, if met, accelerate the vesting date. Exercise of the options for shares will be by using a cashless exercise mechanism,.

Of the options for managers and senior employees, at the approval date of the financial statements, 67,464,814 options have actually been allocated, with a theoretical economic value of NIS 284 million, based on the Black and Scholes model. In addition, on January 25, 2011, the Company granted another 87,455 options, according to the plan, to two employee-directors. The theoretical economic value of the options granted to the chairman is NIS 384,000. The grant date is the date of approval by the general meeting. The theoretic economic value is calculated, inter alia, on the share price at the grant date. The date for recording the expense was set at December 19, 2010, the date the plan was approved by the Company’s Board of Directors.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 27 – SHARE-BASED PAYMENTS (CONTD.)

D.	Measurement of fair value at the grant date of the options

	Employee options plan for 2010	Options for the chairman of the Board of Directors	Options for senior employees
	Section C above	Section B(2) above	Section B(1) above

Weighted average of the fair value at the grant date	4.21	1.79	2.78

Share price	10.45-10.62	6.494	6.18-10.1
Exercise price	7.457	6.44	5.5-9.67
Expected fluctuations	25.8%-26.3%	23.11%	22.7%-26.6%
Contractual life of the option (in years)	2.5-4	4	4.5-5.6
Risk-free interest rate (based on government bonds)	3.2%-3.9%	5.1%	3.7%-5.7%

Due to the method for adjusting exercise increment to distribution of a dividend, an expected dividend percentage of 0% was assumed when calculating fair value.

The restriction described above by virtue of the Telecommunications Order was taken into account in calculating the theoretical economic value of the options, assuming that the restriction can be resolved.

E.	Terms of the options for operating plans in the Company

	Date of grant / eligible employees	No. of instruments (in thousands)	Vesting terms	Contractual life of the options

A.	Grant of options to employees on February 22, 2007 (section A above)	78,151	Immediate (subject to lock-up for two years)	5 years

B.	Grant of options to managers, senior employees and officers up to December 31, 2010 (section B above)	56,250	Three equal annual tranches	8 years

C.	Grant to the chairman of the Board of Directors on April 17, 2008 (section B above)	9,000	12 quarterly tranches	4 years

D.	Approval of 2010 option plan for employees (section C above)	67,552	Three equal annual tranches	5 years

	Total share options granted	210,953

The options referred to sections in A and B are settled by way of physical delivery of shares. The other options are settled in a cashless exercise mechanism.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 27 – SHARE-BASED PAYMENTS (CONTD.)

F.	Number of options and weighted average of the exercise price

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Balance as at January 1	82,077	223,399	200,849
Options granted during the year	1,000	2,700	61,550
Options forfeited during the year	(933)	(1,267)	(4,000)
Options exercised during the year	(35,117)	(142,278)	(35,000)
Options expired during the year	-	(477)	-

Balance at the end of the year	47,027	82,077	223,399

Exercisable at the end of the period subject to lock up	-	-	119,050

Exercisable at the end of the period, not subject to lock up	27,741	43,777	48,299

The average share price in 2010 and 2009 was NIS 9.38 per share and NIS 7.47 per share, respectively.

For the balance of the options issued at December 31, 2010, the exercise price is in the range of NIS 0.53 to NIS 8.27, and the weighted average of the remaining contractual life is 3.14 years.

G.	Salary expense for share-based payments

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Equity-settled share options (1)	35	45	73

(1)	Calculation of the salary expense assumed 5% for forfeiture, for each year, for the options plan set out in section B(1) above, and 1% for the options plan for employees in 2010.

H.	Subsequent to reporting date and until March 6, 2011, the employees exercised an additional 2,596,000 options.

J.	Cash-settled share-based payments

On December 30, 2010, the Company’s Board of Directors adopted a plan for allocation of phantom options to senior managers in the Company and its subsidiaries. According to the terms of the plan, the options will be granted on the basis of a predefined allocation, at no cost, and will be exercisable into a cash grant. The exercise price of the option is based on the average adjusted share price in the 30 trading days preceding the date of approval by the Board of Directors. The exercise price is nominal and amounts to NIS 10.206. According to the plan, the options will vest in three equal annual tranches, and the contractual life of the options is five years. The expense will be spread for each tranche in accordance with its vesting period.

Up to December 31, 2010, 16,400,000 options were allocated, with a theoretical economic value of NIS 48 million, based on the Black and Scholes model (of which 8,000,000 options with a theoretical economic value of NIS 24 million were allocated to senior officers who serve in key positions in the Company). The value of the benefit will be measured in each quarter and any change in the fair value of the vested phantom options will be recognized in the statement of income.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 27 – SHARE-BASED PAYMENTS (CONTD.)

J.	Cash-settled share-based payments (contd.)

Parameters used to measure fair value at the grant date of the phantom options:

Weighted average of the fair value at the grant date	2.95

Share price	10.82
Exercise price	10.206
Expected fluctuations	25.79%-26.35%
Contractual life of the option (in years)	3-4
Risk-free interest rate (based on government bonds)	3.47%-3.8%

K.	For the options granted to the CEO of DBS, see Note 19 to the financial statements of DBS for 2010, which are attached to the Company’s financial statements.

NOTE 28 – EARNINGS PER SHARE

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Profit attributable to ordinary shareholders
Profit attributable to ordinary shares from continuing operations	2,443	2,157	1,781
Profit (loss) attributable to ordinary shares from discontinued operations	-	1,446	(154)

Basic and diluted earnings for the year	2,443	3,603	1,627

Weighted average number of ordinary shares
Weighted average number of ordinary shares (basic)	2,675	2,635	2,605
Effect of share options exercised	42	49	44

Weighted average number of ordinary shares	2,717	2,684	2,649

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING

The Group operates in various segments in the communications sector, so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group's management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns. The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group. From August 21, 2009, the Company no longer consolidates the reports of DBS in its financial statements and the investment in DBS is stated according to the equity method as from that date. The Group continues to report on multichannel television as a segment.

As from April 2010, the Company started to report the operations of Walla as an additional segment under Other Segments (see Note 5).

Based on the above, the business segments of the Group are as follows:

-	Bezeq The Israel Telecommunication Corp. Ltd.: fixed line domestic communications

-	Pelephone Communications Ltd.: cellular communications

-	Bezeq International Ltd.: international communications, internet services and network end point

-	DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the "Other" item. Other operations include call center services (Bezeq Online), portal operations and content sites and online trading sites (Walla). These operations are not recognized as reporting segments as they do not fulfill the quantitative thresholds The Group’s investment in the Stage One venture capital fund is presented under adjustments.

Inter-segment pricing is set at the price determined in a transaction between unrelated parties.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period for acquisition of property, plant and equipment and intangible assets.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING (CONTD.)

A.	Operating Segments

	Year ended December 31, 2010
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenue from external sources	4,990	5,474	1,333	1,578	178	(1,578)	11,975
Inter-segment revenue	273	258	47	5	32	(603)	12
Total revenue	5,263	5,732	1,380	1,583	210	(2,181)	11,987
Depreciation and amortization	690	601	94	285	15	(276)	1,409
Segment results – operating profit	2,043	1,383	320	178	14	(194)	3,744
Financing income	192	100	6	9	-	(25)	282
Financing expenses	(282)	(111)	(11)	(500)	(3)	516	(391)
Total financing income (expenses), net	(90)	(11)	(5)	(491)	(3)	491	(109)
Segment profit (loss) after financing expenses, net	1,953	1,372	315	(313)	11	297	3,635
Share in the (profits) losses of equity accounted investees	-	-	3	-	-	(264)	(261)
Segment profit (loss) before income tax	1,953	1,372	318	(313)	11	33	3,374
Income tax	527	339	65	1	4	(4)	932
Segment results – net profit (loss)	1,426	1,033	253	(314)	7	37	2,442
Additional information:
Segment assets	6,352	4,892	1,032	1,243	291	(1,836)	11,974
Goodwill	-	-	6	-	84	1,090	1,180
Investment in associates	-	-	-	-	-	1,084	1,084
Segment liabilities	7,964	1,930	304	4,665	241	(6,236)	8,868
Capital expenses/contractual investments in property, plant and equipment and intangible assets	1,041	431	160	295	13	(295)	1,645

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING (CONTD.)

A.	Operating Segments

	Year ended December 31, 2009
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenue from external sources	5,039	5,130	1,273	1,529	54	(1,529)	11,496
Inter-segment revenue	264	246	45	1	20	(553)	23
Total revenue	5,303	5,376	1,318	1,530	74	(2,082)	11,519
Depreciation and amortization	794	603	84	234	4	(234)	1,485
Segment results – operating profit	1,523	1,190	261	248	4	(254)	2,972
Financing income	310	90	15	8	23	(17)	429
Financing expenses	(295)	(100)	(12)	(478)	-	487	(398)
Total financing income (expenses), net	15	(10)	3	(470)	23	470	31
Segment profit (loss) after financing expenses, net	1,538	1,180	264	(222)	27	216	3,003
Share in the (profits) losses of equity
accounted investees	-	-	7	-	-	(41)	(34)
Segment profit (loss) before income tax	1,538	1,180	271	(222)	27	175	2,969
Profit from discontinued operations	-	-	-	-	-	1,379	1,379
Income tax	431	305	71	1	2	(3)	807
Segment results – net profit (loss)	1,107	875	200	(223)	25	1,557	3,541
Additional information:
Segment assets	6,368	4,990	1,066	1,206	85	(2,026)	11,689
Goodwill	-	-	6	-	-	1,027	1,033
Investment in associates	-	-	34	-	-	1,185	1,219
Segment liabilities	6,390	2,440	404	4,314	22	(6,167)	7,403
Capital expenses/contractual investments in property, plant and equipment and intangible assets	838	508	151	270	3	(102)	1,668

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING (CONTD.)

A.	Operating Segments

	Year ended December 31, 2009
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenue from external sources	5,179	4,448	1,243	1,506	31	(1,506)	10,901
Inter-segment revenue	319	265	63	7	44	(584)	114
Total revenue	5,498	4,713	1,306	1,513	75	(2,090)	11,015
Depreciation and amortization	852	523	80	250	3	(250)	1,458
Segment results – operating profit	1,475	933	242	177	-	(187)	2,640
Financing income	236	117	7	52	1	(59)	354
Financing expenses	(361)	(115)	(8)	(493)	(18)	501	(494)
Total financing income (expenses), net	(125)	2	(1)	(441)	(17)	442	(140)
Segment profit (loss) after financing expenses, net	1,350	935	241	(264)	(17)	255	2,500
Share in earnings of equity-accounted investees	-	-	5	-	-	-	5
Segment profit (loss) before income tax	1,350	935	246	(264)	(17)	255	2,505
Loss from discontinued operations	-	-	-	-	-	(265)	(265)
Income tax	400	253	68	1	-	(3)	719
Segment results – net profit (loss)	950	682	178	(265)	(17)	(7)	1,521
Additional information:
Segment assets	6,281	4,644	956	1,132	100	(624)	12,489
Goodwill	-	-	6	-	-	1,787	1,793
Investment in associates	-	-	32	-	-	-	32
Segment liabilities	6,037	2,552	284	4,024	29	(2,856)	10,070
Capital expenses/contractual investments in property, plant and equipment and intangible assets	600	911	120	265	2	-	1,898

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING (CONTD.)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Revenue

Revenue from reporting segments	13,958	13,527	13,030
Revenue from other segments	210	74	75
Cancellation of revenue from inter-segment sales
except for revenue from sales to an associate
reporting as a segment	(603)	(553)	(584)
Cancellation of revenue for a segment classified as an associate
(up to August 20, 2009 – discontinued operations)	(1,578)	(1,529)	(1,506)

Consolidated revenue	11,987	11,519	11,015

	Year ended December 31,
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Profit or loss

Operating profit for reporting segments	3,924	3,216	2,817
Cancellation of expenses from a segment classified as
an associate(up to August 20, 2009 – discontinued operations)	(178)	(248)	(177)
Financing income (expenses), net	(109)	31	(140)
Share in the profits (losses) of
equity-accounted investees	(261)	(34)	5
Profit for operations classified in other categories
Others	14	4	-
Other adjustments	(16)	-	-

Consolidated profit before income tax	3,374	2,969	2,505

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 29 – SEGMENT REPORTING (CONTD.)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (contd.)

	December 31,
	2010	2009
	NIS millions	NIS millions

Assets

Assets from reporting segments	13,525	13,670
Assets attributable to operations in other categories	375	85
Goodwill not attributable to an operating segment	1,090	1,027
Investment in an equity-accounted investee (mainly loans) reported as a segment	1,084	1,185
Cancellation of assets for a segment classified as an associate	(1,243)	(1,206)
Less inter-segment assets	(593)	(820)

Consolidated assets	14,238	13,941

	December 31,
	2010	2009
	NIS millions	NIS millions

Liabilities

Liabilities from reporting segments	14,863	13,548
Liabilities attributable to operations in other categories	241	22
Cancellation of liabilities for a segment classified as an associate	(4,665)	(4,314)
Less inter-segment liabilities	(1,571)	(1,853)

Consolidated liabilities	8,868	7,403

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

A.	Identity of interested and related parties

The Company’s interested and related parties are as defined in the Securities Law and in IAS 24 – Related Party Disclosures and include mainly B Communications, related parties of B Communications, jointly-controlled entities, associates, directors and key management personnel in the Company or the parent company and a person who is close to a family member of any of these individuals.

B.	Balances with interested and related parties

	December 31,
	2010	2009
	NIS millions	NIS millions

Payables – associates, net	58	70

Loans to an associate, see section C below	1,351	1,165

Liabilities to related parties, net *	(105)	-

Loan from related parties to an associate *	(1,351)	-

*	The amounts are for B Communications, the controlling shareholder of the Company as from April 14, 2010, and its related parties.

C.	Loans provided to an associate

For the loans provided to an associate, DBS, see Note 13.

D.	Transactions with interested and related parties

	Year ended December 31,
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Revenue
From associates	172	224	302
From the State of Israel **	-	-	273
From related parties *	6	-	-
Expenses
To related parties *	180	-	-
Associate to related parties *	106	-	-
To associates	5	3	7
To the State of Israel (royalties) **	-	-	102
To the State of Israel (frequencies)**	-	-	21
Investments
Rights to frequencies **	-	-	181
Related parties *	78	-	-

*	The amounts are for B Communications, the controlling shareholder of the Company as from April 14, 2010, and its related parties.

**	Up to September 25, 2008, when the State ceased to be an interested party in the Company. For other balances with related parties, see the relevant notes.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties

(1)	Negligible transactions

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company, its subsidiary or associate with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Article 41(A)(6) of the Securities Regulations (Annual Financial Statements), 5770-2010 (“the annual financial statements regulations”). These guidelines and regulations are also used to examine the scope of disclosure in periodic reports and prospectuses (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Article 22 of the Securities Law (Periodic and Immediate Reports), 5730-1970 (“the periodic reports regulations”) and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 5729-1969, and to examine the need to submit an immediate report for the transaction of the Company, as set out in Article 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations, the periodic reports regulations and the prospectus details regulations referred to above

From time to time, the Company and its subsidiaries or associates carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company or with related parties, of the types and nature detailed below: Transactions for the sale or purchase of products and services, such as communication products and services, including fixed-line and cellular handsets, software development products and services, maintenance services, voice-mail services, rental transactions of real estate properties and advertising services.

In the absence of special, qualitative considerations in the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

a.	The amount of the transaction does not exceed NIS 10 million.
b.	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.
c.	The transaction does not address the employment terms (as set out in the Companies Law) of the interested party.

According to the provisions of the Companies Law, 5769-1999, as may be from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and whether they require updating. In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of Directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

For details of transactions that are not within the above definition of negligible, see sections 2 and 3 below.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	Transactions with controlling shareholders or in which the controlling shareholder has a personal interest, pursuant to section 270(4) of the Companies Law, 5769-1999 (“the Companies Law”).

A.	Debt arrangements between the Company and Bezeq International and DBS

On May 20, 2010, the general meeting of the Company’s shareholders approved an arrangement for DBS’s debt to the Company for communication services, amounting to NIS 31.5 million at July 31, 2009, which DBS will pay the Company in 36 equal monthly payments of NIS 875,000 each plus VAT and interest at prime + 1.5% plus VAT for the interest.

On October 14, 2010, the general meeting of the Company’s shareholders approved the Company’s agreement with DBS with an amendment to the debt arrangement from May 2010 and September 2006. Under the amendments, all the payments that are due from July 1, 2010 to December 31, 2011 will be deferred for 18 months, against payment of annual interest of prime + 3% plus VAT for the interest. The deferred payments amount to NIS 45.4 million.

On October 14, 2010, the general meeting of the Company’s shareholders approved the agreement of Bezeq International and DBS with an amendment to the debt arrangement from January 2010 (regarding DBS’s debt to Bezeq International amounting to NIS 8,370,000 in 24 equal monthly payments for payment commencing from July 1, 2010 plus interest at prime + 1% and VAT). Under the amendment, each of these payments will be deferred for 18 months, against payment of annual interest of prime + 3% plus VAT for the interest. For the sake of caution, these transactions were approved as transactions in which a controlling shareholder in the Company has a personal interest, since the controlling shareholder of Eurocom DBS (a shareholder of DBS) is the controlling shareholder of the Company.

B.	Approval of the settlement with Yacov Gelbard, former CEO of the Company

On May 20, 2010, the general meeting of the Company’s shareholders approved the settlement agreement between the Company and Yacov Gelbard, former CEO of the Company (after approval of the audit committee and Board of Directors) in which all of the mutual claims of the parties are dismissed, including claims against other Group companies and their representatives.

Yacov Gelbard served as CEO of the Company from October 11, 2005. On April 30, 2007, Yacov Gelbard terminated his service as CEO of the Company, following a joint announcement by the parties on that date. After termination of his employment at the Company, disputes arose regarding the rights and moneys to which Yacov Gelbard is entitled for issues related to his employment and severance. The disputes included claims by Yacov Gelbard regarding his right to be included in the officers’ options plan and the compensation to which he is entitled under this plan.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	(contd.)

B.	Approval of the settlement with Yacov Gelbard, former CEO of the Company (contd.)

After negotiations between the parties and their representatives, the Company and Yacov Gelbard reached a settlement agreement. The main points of the settlement agreement are as follows: The Company will pay Yacov Gelman a lump sum of NIS 9 million (gross). After this payment, there will be no further accounting and/or demands in respect of amounts paid to Yacov Gelbard and/or returned by him during and/or after his employment (including amounts offset from Yacov Gelbard. The Company declares, in its name and on behalf of all Group companies, that they have no demands, claims or suits from Yacov Gelbard, including claims relating to the return of additional funds that the Company claims that Yacov Gelbard received in contravention of the law, and if they had such claims, they waive them fully and absolutely. This payment is without any admission of either party of the claims, demands or positions of the other party. For the sake of caution, the agreement was presented for approval at the general meeting under section 275 of the Companies Law, since the agreement included a waiver of the claims by Yacov Gelbard towards directors in the Company, and at the time the agreement was approved by the Company’s Board of Directors, Ap.Sr.Ar. Holdings Ltd. was a controlling shareholder in the Company and some of the directors were considered as controlling shareholders in the Company at that time.

C.	Management services

On June 10, 2010, the general meeting of the Company’s shareholders approved an agreement between the Company and Eurocom Communications Ltd., the controlling shareholder (indirect) of the Company. Under the agreement, Eurocom will provide the Company with ongoing management and consultation services for an annual fee of USD 1.2 million over three years, commencing from June 1, 2010 through to May 31, 2013, unless one of the parties announces its intention to terminate the agreement with three-months notice. The main services provided by the management company are consultation services for the Company’s operations, including strategy, business development, regulation, marketing and any other consultation that the Company requires as a communications company and as a group of companies, and ongoing management services.

The services will be supplied from June 1, 2010 and for the term of the agreement by managers and/or employees and/or consultants of the management company and/or its shareholders and anyone that the management company deems suitable to supply the services. The management company will provide professional and skilled human resources and other resources that are required to supply the services, including managers and consultants with a background in communications and with international experience, in order to provide the Group with professional and high-quality service. In addition, according the consultation agreement, until otherwise decided, the Company’s directors, except for outside directors, independent directors and the chairman of the Board of Directors, will not receive directors compensation from the Company or the subsidiaries. The Company recognized expenses of NIS 2.541 million for the management services in 2010.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	(contd.)

D.	Agreement for acquisition and supply of Nokia products

On June 10, 2010, the general meeting of the Company’s shareholders approved an agreement between Pelephone and Eurocom Cellular Communications Ltd. for acquisition and supply of Nokia products to Pelephone (terminal equipment, spare parts and accessories) and maintenance services for these products. The agreement is valid from April 14, 2010 to December 31, 2012. The amount of the annual purchases under the agreement will not deviate from a cumulative amount of NIS 450 million per year (the calculation for 2010 will be made from the beginning of the year). Any purchases exceeding this amount will be subject to prior approval by law. An annual increase of up to NIS 45 million will only require the approval of the Company’s audit committee and Board of directors, as well as the approval of the certified organs of Pelephone and Eurocom. The shareholders in Eurocom Cellular Communications Ltd. are the shareholders of the Company. Pelephone recognized expenses of NIS 163 million for the agreement.

E.	Authorization to sell routers

On October 14, 2010, the general meeting of the Company’s shareholders approved an agreement between the Company and DBS. Under the agreement, DBS will be allowed to sell its customers a wireless router of the Company, according to the terms of the agreement with the Company which are in effect at the time, and to deliver and install the router, with no charge. The transaction was approved as a transaction in which the controlling shareholders in the Company have a personal interest, since the controlling shareholders of Eurocom DBS (a shareholder of DBS) are the controlling shareholder of the Company. In the reporting year, the authorization was not implemented.

F.	Reciprocal marketing agreement between the Company and DBS

On October 14, 2010, the general meeting of the Company’s shareholders approved an arrangement between the Company and DBS for reciprocal marketing of products and services. According to the arrangement, the Company may market DBS services (satellite television) and DBS may market the Company’s services (ADSL internet, telephony and value added services). The transaction was approved as a transaction in which the controlling shareholders in the Company have a personal interest, since the controlling shareholders of Eurocom DBS (a shareholder of DBS) are the controlling shareholder of the Company. In the reporting year, the agreement was not implemented.

G.	Reciprocal marketing agreement between Bezeq International and DBS

On October 14, 2010, the general meeting of the Company’s shareholders approved an arrangement between Bezeq International and DBS for reciprocal marketing of products and services. According to the arrangement, Bezeq International may market DBS services (satellite television) and DBS may market the Company’s services (internet access, international calls, VoB and value added services). The transaction was approved as a transaction in which the controlling shareholders in the Company have a personal interest, since the controlling shareholders of Eurocom DBS (a shareholder of DBS) are the controlling shareholder of the Company. In the reporting year, the agreement was not implemented.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	(contd.)

H.	Agreement for acquisition of converters

On July 29, 2010, the general meeting of the Company’s shareholders approved an agreement between DBS and Advanced Digital Broadcast SA and Eurocom Digital Communications Ltd. for the purchase of 47,500 yesMaxHD converters at a cost of USD 9,796,400 and receipt of dollar credit from Eurocom for an additional 60 days for the purchase of the converters. The general meeting resolved that the Company should vote in favor of the transaction in the general meeting of the shareholders of DBS. For the sake of caution, the agreement was presented at the general meeting of the Company’s shareholders pursuant to section 275 of the Companies Law, in view of the terms set out in the Ministry of Communications’ approval, as a transaction for acquisition of control in the Company by B Communications. The investment in the converters was stated in the financial statements of DBS in 2010 under property, plant and equipment.

On March 7, 2011, the Company’s Board of Directors approved an agreement with DBS (after approval of the audit committee), as follows:

(1)
An additional order of yesMaxHD converters from Eurocom Digital Communications and ADB, according to the framework agreement and any upgrade (partial or full, at the discretion of DBS) of the converter’s hard-drive, at a total cost of USD 10.3 million. This price is for sea shipment. Should DBS require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for air delivery.

(2)
Receipt of dollar credit from Eurocom Digital Communications for an additional 60 days (“the additional credit period”) for purchase of the converters. The payment terms set out in the framework agreement is EOM + 35 and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 11 million and payment of the annual interest is estimated as NIS 578,000.

(3)	An order of power supplies for yesMaxHD converters from Eurocom Digital Communications and from ADB, until May 31, 2012, at a total cost of USD 130,000.

For the sake of caution, the agreements were presented for approval at the general meeting under section 275 of the Companies Law, in view of the terms set out in the Ministry of Communications’ approval, as a transaction for acquisition of control in the Company by B Communications.

I.	Officers insurance

On March 8, 2010, the general meeting of the Company’s shareholders approved (after approval of the audit committee and the Board of directors) the conversion of the directors' and officers' liability insurance policy to a run-off policy, commencing from the date of transfer of control from Ap.Sb.Ar. Holdings Ltd. to B Communications for seven years from this date. The limit of liability is up to USD 50 million for claims and in total for the insurance period. In addition, the liability limit is up to USD 10 million per claim and in total for the insurance period for legal expenses in Israel only. The liability limit for subsidiaries is half of this amount (as part of the above liability limit). The annual premium for the policy is USD 380,500. The policy will also cover directors who were controlling shareholders in the Company until control was transferred to B Communications, or their relatives.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	(contd.)

J.	Undertaking to indemnify in advance for new directors in the Company

On June 10, 2010, the general meeting of the Company’s shareholders approved the undertaking to indemnify in advance directors who are controlling shareholders in the Company and/or their relatives, In addition, approval was asked to indemnify the other new directors who are controlling shareholders of the company and/or their relatives.

The liability will be provided in a deed of indemnity that is similar to the deed of indemnity granted to the other officers in the Company, as set out below:

(1)
Undertaking to indemnify the Company’s officers for any liability or expense imposed on the officers due to their actions in their capacity as an officer in the Company (including their actions in subsidiaries), within the limitations provided in the Companies Law.

(2)	The total amount of the indemnity was limited to a ceiling of 25% of the equity of the Company as may be at the time of actually paying the indemnity.

K.	Continuation of the D&O liability insurance policy

On November 22, 2010, the general meeting of the Company’s shareholders approved the continuation of the Company’s D&O liability insurance policy, which was approved by the Company’s Board of Directors on January 28, 2010, under the framework transaction that was valid until October 10, 2010. The general meeting approved the continuation of the policy from that date until the end of the term of the existing policy, which is April 13, 2011.
Terms of the existing insurance policy:

(1)
Policy covering the liability of directors and officers in the Company, as they may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, all the directors and officers in companies in which the Company holds 50% or more, directors and officers representing the Company in companies in which the Company holds less than 50%, and senior employees who are not officers for managerial actions taken by them.

(2)
Limits of liability: The liability limit is USD 50 million per claim and in total for all claims in the insurance period. In addition, USD 10 million per claim and in total for the each year of insurance for legal expenses in Israel only. The liability limit for subsidiaries is half of this amount (as part of that liability limit).

(3)	The annual premium for the policy is USD 140,000.140,000. The policy also covers directors who are controlling shareholders in the Company.

L.	Agreement for supply of space segments to DBS from Space Communications Ltd. (“Spacecom”)

DBS has a series of agreements with Spacecom, a company controlled by Eurocom Holdings and Eurocom Communications, for the use of space segments via Amos 2 and Amos 3 satellites. DBS paid Spacecom usage fees of NIS 87 million in 2010. These agreements were signed before B Communications acquired control in the Company, therefore at the date the agreements were signed, the approval of the Company’s organs was not required pursuant to Chapter 5 in Part VI of the Companies Law.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(2)	(contd.)

M.	Framework transaction for D&O liability insurance

On March 7, 2011, the Company’s Board of Directors approved, after approval of the audit committee, a framework transaction, subject to approval of the general meeting of the Company’s shareholders, for three years, from April 14, 2011 through to April 13, 2014, for the Company's engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers as may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, and all by way of a "framework transaction" as defined in the Companies Regulations (Reliefs in Transactions with an Interested Party), 5760-2000 (“the relief regulations”). The Company will acquire a policy with a liability limit of USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. In addition, the liability limit for subsidiaries is the aggregate of half of this amount (as part of the above liability limits). The amount of the annual premium that the Company pays will not exceed USD 185,000 plus a sum constituting up to 20% of that amount. The Company may purchase insurance with a liability limit exceeding USD 100 million, provided that the amount of the annual premium that the Company pays does not exceed USD 185,000 plus a sum constituting up to 20% of that amount. Any purchase of a new insurance policy in the future as mentioned above will be approved by the Company’s audit committee and the Board of Directors, which will determine whether it complies with the terms of the framework transaction.

N.	D&O liability insurance policy

On March 7, 2011, the Company’s audit committee and Board of Directors approved the Company’s engagement in a D&O liability insurance policy for one year, from April 14, 2011 through to April 13, 2012. The Company will pay an annual premium of up to USD 185,000. The liability limit is USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. In addition, the aggregate liability limit for subsidiaries is half of this amount (as part of the above liability limits). The transaction requires approval of the general meeting. For directors who are controlling shareholders, or their relatives, the engagement was approved pursuant to article 1B(5) of the relief regulations. Accordingly, if an objection is submitted as set out in article 1(C)(a) of the relief regulations, for the scope of the policy in respect of directors who are controlling shareholders or their relatives, the engagement is subject to the approval of the general meeting with a majority as set out in section 275 of the Companies Law.

(3)	Transactions not included in section 270(4) of the Companies Law and are not negligible

A.	Raising of debt by DBS

On November 2, 2010, the Company’s audit committee and Board of Directors resolved that the Company will vote at the general meeting of the shareholders of DBS in favor of DBS’s transaction to raise debt in the amount of NIS 450 million.

On March 7, 2011, the Company’s Board of Directors resolved (after the approval of the audit committee) that the Company will vote at the general meeting of the shareholders of DBS in favor of DBS’s transaction to raise debt in the amount of up to NIS 120 million.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(3)	(contd.)

B.	Acquisition of converters and settlement agreement to dismiss mutual claims

On March 7, 2011, the Company’s Board of Directors approved (after approval of the audit committee), a settlement agreement with Pace Micro Technology Plc (“Pace”) to dismiss the claim filed in 2006 against Pace by DBS (principal of NIS 32 million) and the counterclaim filed by Pace against DBS and against Eurocom Digital Communications (principal of NIS 43 million). According to the settlement agreement, all the litigation between the parties will be terminated, without any party admitting to the claim of the other party. DBS will purchase converters from Pace (in an amount of USD 4.158 million) and Pace will supply DBS, at no cost, an additional amount of converters (equivalent to USD 1.8 million, according to the terms of the purchase agreement for the converters). Eurocom Digital Communications is controlled by the controlling shareholder (indirectly) of Eurocom DBS, a shareholder in DBS.

F.	Benefits for key managers

Benefits for employment of key managers, including:

	Year ended December 31
	2010		2009		2008
	No. of persons	NIS thousands	No. of persons	NIS thousands	No. of persons	NIS thousands

Salary (2)	4	7,701	4	9,544	5	10,355
Bonus (3)	4	13,366	4	8,713	5	8,959
Share-based payments, see Note 27	4	7,141	4	15,712	5	30,024

		28,208		33,969		49,338

(1)
Key managers in the Group in 2010 include the chairman of the board and the CEO of the Company, as well as the CEOs of Pelephone and Bezeq International. In 2008, the CEO of DBS was also included among the key managers.

(2)
In 2010, the changes in other provisions (which are included in total salary) were not significant, except for a decrease in the provisions for early notice and leave for the chairman of the Board of Directors, in the amount of NIS 1.8 million. In 2009, the changes in the other provisions were not significant. In 2008, the changes in the other provisions were not significant, except for a decrease in the provision for notice for the CEO of the Company, in the amount of NIS 746,000, in accordance with his employment agreement.

(3)
The bonus for 2010 to the chairman of the board, amounting to NIS 3.507 million, requires the approval of the general meeting of the shareholders of the Company. In addition, the bonus includes a retention grant for the CEO’s of the Company, Bezeq International and Pelephone, amounting to nine months salary, and was approved by the Company’s Board of Directors on December 31, 2009.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(3)	(contd.)

G.	Benefits for directors

	Year ended December 31,
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Remuneration for directors who are not employed by the Company	966	705	619

Number of directors receiving remuneration	5	2	3

Salary of employee-directors (2)	1,332	1,450	1,120

Number of directors receiving the salary	2	2	2

Management fees to the controlling shareholder until April 14, 2010	1,285	4,692	4,238

Management fees to the controlling shareholder from April 14, 2010 See section E(2)(c)	2,541	-	-

(1)	The directors serving on the Company’s Board of Directors, except for the outside directors and the independent directors, do not receive remuneration from the Company.

(2)
The salary is paid to employee-directors in respect of their work in the Company and they do not receive any additional pay in respect of their service as directors in the Company. For details of the options that were allocated to employee-directors according to the 2007 senior officers options plan, see Note 27B(1). For details of the additional allocation of options for employee-directors on January 25, 2011, see Note 27C.

(3)
In May 2005, the general meeting of the Company’s shareholders approved the exercise of an option to purchase a run-off policy for liability for officers who served in the Company up to transfer of control to Ap. Sr. Ar., meaning until October 11, 2005, for seven years from that date

(4)
In December 2007, the general meeting of the Company’s shareholders approved a framework transaction for the Company's engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers as may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, all the officers in companies in which the Company holds 50% or more, officers representing the Company in companies in which the Company holds 50% or more, and senior employees who are not officer, for managerial actions taken by them, and all by way of a "framework transaction" as defined in the Companies Regulations (Reliefs in Transactions with an Interested Party), 5760-2000, at an annual premium of up to USD 510,000 plus a sum constituting up to 20% of that premium in respect of the current insurance cover.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(3)	(contd.)

G.	Benefits for directors (contd.)

(5)
In December 2009, the Board of Directors of the Company approved the renewal of a liability insurance policy for officers in the Company, under the framework agreement approved by the general meeting of the Company’s shareholders on December 26, 2007. This was effective from November 1, 2009 to October 10, 2010 (with an option to extend the policy until October 31, 2010, for no further consideration, subject to due approval). The liability limit is USD 100 million per claim and in total for all claims in the insurance period. In addition, the liability limit is up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. The liability limit for subsidiaries is USD 50 million (as part of the aforementioned liability limit). The annual premium for the policy is USD 313,650.

(6)
In January 2010, the Board of Directors of the Company approved an agreement to purchase a D&O insurance policy, under the framework agreement that was approved by the general meeting of the Company's shareholders on December 26, 2007. This policy is effective from the expiry date of the D&O liability insurance policy (which is the date of transfer of control from Ap.Sb.Ar. Holdings Ltd. to 012 Smile Communications Ltd. as set out in the immediate report issued by the Company on January 31, 2010 regarding convening a general meeting) and up to October 10, 2010. The liability limit is up to USD 50 million for claims and in total for each insurance year. In addition, the liability limit is up to USD 10 million per claim and in total for the insurance period for legal expenses in Israel only. The liability limit for subsidiaries is half of this amount (as part of the above liability limit). The annual premium for the policy is up to USD 188,500. It is clarified that this policy replaces the existing insurance policy, which was approved by the Board of Directors of the Company on December 10, 2009.

(7)	For details of the approval of the general meeting held in March 2010 and November 2010 in respect of D&O liability insurance, see section E(2)(i) and E(2)(k) above, respectively.

(8)	For details of the approval of the Board of Directors in March 2011 in respect of the framework transaction for D&O liability insurance, see section E(2)(m) above.

(9)	For details of the decision of the audit committee and Board of Directors in respect of the approval in March 2011 in respect of the D&O liability insurance, see section E(2)(n) above.

(10)
In January 2007, the general meeting of the Company’s shareholders approved an undertaking to indemnify according to a deed of indemnity for all of the Company’s officers for any liability or expense imposed on the officers due to their actions in their capacity as an officer in the Company (including their actions in subsidiaries), within the limitations provided in the Companies Law. The amount of the indemnity was limited to a ceiling of 25% of the Company’s equity as may be at the time of actually paying the indemnity. The deed of indemnity will apply events listed in the deed of indemnity, which is attached to the immediate report regarding notice of a general meeting to approve the undertaking to indemnify. In 2008-2010 and up to the publication date of this report, an undertaking to indemnify was approved for new officers who joined the Company. In the past seven years, the Company has granted indemnity to officers for the following issues:

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 30 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONTD.)

E.	Transactions with interested and related parties (contd.)

(3)	(contd.)

G.	Benefits for directors

(10)	(contd.)

a.	Undertaking in advance to indemnify officers for any expense or financial liability imposed on them for litigation related to the Company’s prospectus of May 2004.

b.
Undertaking in advance to indemnify officers who served in the Company when the undertaking to indemnify was granted or who served during the seven years preceding this date, for expenses or financial liabilities arising from a claim of a shareholder who held at any time during the four years preceding the date of the liability 15% or more of the Company’s issued share capital.

c.
Undertaking in advance to indemnify officers who served in the Company when the undertaking to indemnify was granted or who served during the seven years preceding this date, to grant a loan to finance reasonable litigation expenses, including a class action. The loan will become a grant if the court does not impose liabilities on the officer in a peremptory ruling.

d.
Undertaking to officers that the insurance coverage for events covered in the D&O insurance policy acquired by the Company in 2003, will continue for seven years, provided the cost of the insurance premium is reasonable.

e.
The undertaking to indemnify of April 6, 2005 for a financial liability that would be imposed on officers of the Company and in respect of reasonable litigation expenses which they would incur, relating directly or indirectly to the sale of the State's holdings in the Company.

f.	The undertaking to indemnify of May 16, 2005, for officers who served in the seven years preceding the completion date of the sale of core control in the Company to Ap.Sb.Ar.

H.	For guarantees to related parties, see Note 20.

J.	For the allocation of phantom options to the CEOs of the Company, Pelephone and Bezeq International, see Note 27.

NOTE 31—FINANCIAL RISK MANAGEMENT

A.	General

The Group is exposed to the following risks, arising from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk (which includes currency, interest, inflation and other price risks)

This Note provides information about the Group's exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes. Other quantitative disclosure is included in the other Notes to the financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 31—FINANCIAL RISK MANAGEMENT (CONTD.)

B.	Framework for risk management

The Board of Directors has overall responsibility for the Group’s risk management. The purpose of risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks. The Group's policy is to hedge, in part and where required, exposure from fluctuations in foreign exchange rates, copper prices, the CPI and interest rates.

C.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or the other party to a financial instrument fails to meet its contractual obligations, and it is derived mainly from debit balances of customers and other receivables and from investments in deposits and in securities.

Management monitors the Group's exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks and credit assessments are made on material customer balances.

Trade and other receivables
The Group's management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management's estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments
Any investments in securities are made in Government securities and in investment-grade companies, which are liquid and marketable. Transactions involving derivatives are made with entities that have a high credit rating.

Guarantees
The Group's policy is to provide tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries. At December 31, 2010, the Group has the guarantees described in Note 20.

At the reporting date, there is no material concentration of credit risks. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the statement of financial position.

D.	Liquidity risk

Liquidity risk is the risk that the Group will be unable to honor its financial obligations on time. The Group's policy for liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. In addition, for debentures issued by the Company, see Note 14B(2) and for debentures issued by a subsidiary, see Note 14B(3).

E.	Market risks

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, interest rates and the prices of securities, raw materials and other items, will influence the Group's results or the value of its holdings in financial instruments. The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group's results, liabilities and cash flow in the short term (up to one year).

During the normal course of its business, the Group takes full or partial hedging action and takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 31—FINANCIAL RISK MANAGEMENT (CONTD.)

E.	Market risks (contd.)

CPI risk
Changes in the rate of inflation affect the Group's profitability and its future cash flows, mainly due to its CPI-linked liabilities. The Group has surplus liabilities over assets linked to the CPI. In applying a policy of minimizing the exposure, the Group makes forward transactions against the CPI. The duration of the forward transactions is the same as or shorter than the duration of the hedged exposures. A considerable part of these cash balances is invested in deposits which are exposed to changes in their real value as a result of a change in the rate of the CPI.

Foreign currency risk
The Group is exposed to foreign currency risks mainly due to dollar-linked and euro-linked payments for purchases of terminal equipment and property, plant and equipment. In addition, it provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar. The Group has surplus liabilities over assets in foreign currency. In applying a policy of minimizing the exposure, the Group makes forward transactions and purchases options against the dollar. The duration of the hedging transactions is the same as or shorter than the duration of the hedged exposures.

Interest risks
The Group is exposed to changes in the fair value of its liabilities as a result of borrowings at fixed interest. The Group is also exposed to changes in its cash flows as a result of borrowings at variable interest.

NOTE 32 – FINANCIAL INSTRUMENTS

A.	Credit risk

The carrying amount of the financial assets represents the maximum credit exposure. Maximum exposure to credit loss at the reporting date:

	December 31,
	2010	2009
	NIS millions	NIS millions

Cash and cash equivalents	365	580
Financial assets held for trading	-	141
Available-for-sale financial assets	31	37
Trade and other receivables	3,920	3,461
Bank deposit for providing loans to employees	83	83
Assets and other investments	7	-
Derivatives	15	23

	4,421	4,325

See Note 8 for the matter of maximum exposure to credit risk for trade receivables.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments.

	December 31, 2010
	Carrying amount	Contractual cash flow	6 months or less		6-12 months	1-2 years	3-5 years	More than 5 years
	NIS millions	NIS millions	NIS millions		NIS millions	NIS millions	NIS millions	NIS millions

Non-derivative financial liabilities

Trade payables	1,061	1,061	1,061		-	-	-	-
Other payables	760	760	748		12	-	-	-
Bank loans	2,855	3,320	69		83	310	1,778	1,080
Debentures issued to the public	2,163	2,391	690		-	371	1,021	309
Debentures issued to financial and other institutions	699	756	169	*	79	152	356	-

	7,538	8,288	2,737		174	833	3,155	1,389
Financial liabilities - derivatives
Forward contracts on copper prices	10	10	10		-	-	-	-

*	Including debentures of the Company amounting to NIS 77 million, stated in the financial statements as short term due to non-compliance with financial covenants. See Note 14C (1)

It is not expected that the cash flows included in the analysis of the repayment dates will be materially earlier, or in amounts that are materially different. For guarantees see Notes 14 and 20.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk –contd.)

	December 31, 2009
	Carrying amount	Contractual cash flow	6 months or less		6-12 months	1-2 years	3-5 years	More than 5 years
	NIS millions	NIS millions	NIS millions		NIS millions	NIS millions	NIS millions	NIS millions

Non-derivative financial liabilities

Trade payables	1,091	1,091	1,091		-	-	-	-
Other payables	695	695	681		14	-	-	-
Bank loans	622	681	32		51	138	441	19
Debentures issued to the public	2,476	2,797	395		-	738	1,044	620
Debentures issued to financial and other institutions	1,038	1,141	409	*	80	155	429	68

	5,922	6,405	2,608		145	1,031	1,914	707

Financial liabilities - derivatives
Forward contracts on currencies	1	1	1		-	-	-	-
Exchange rate options	1	1	1		-	-	-	-

	2	2	2		-	-	-	-

*	Including debentures of the Company amounting to NIS 94 million, stated in the financial statements as short term due to non-compliance with financial covenants. See Note 14C (1)

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks

(1)	Exposure to CPI and foreign currency risks

	December 31, 2010
	Unlinked	CPI-linked	Foreign currency or linked thereto (mainly dollar)	Non-monetary balance	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Current assets
Cash and cash equivalents	339	-	26	-	365
Trade receivables	2,629	34	38	-	2,701
Other receivables	48	52	-	124	224
Other investments, including derivatives	2	2	3	-	7
Inventory	-	-	-	178	178
Assets classified as held for sale	-	-	-	29	29
Current tax assets	3	-	-	-	3
Non-current assets
Long-term trade and other receivables	949	161	4	-	1,114
Investments and long-term loans, including:
Derivatives	87	10	30	2	129
Property, plant and equipment	-	-	-	5,610	5,610
Intangible assets	-	-	-	2,248	2,248
Other deferred expenses	-	-	-	292	292
Equity-accounted investments	-	1,351	-	(267)	1,084
Deferred tax assets	-	-	-	254	254

Total assets	4,057	1,610	101	8,470	14,238
Current liabilities
Loans and borrowings	7	942	-	-	949
Employee benefits – not in the scope of IFRS 7	269	-	-	-	269
Trade payables	887	-	174	-	1,061
Other payables, including derivatives	675	85	10	-	770
Current tax liabilities	-	267	-	-	267
Deferred income	4	-	-	29	33
Provisions	31	216	-	4	251
Non-current liabilities
Debentures	-	1,967	-	-	1,967
Bank loans	2,670	131	-	-	2,801
Deferred revenue and other provisions	103	-	1	8	112
Deferred tax liabilities	-	-	-	83	83
Employee benefits – not in the scope of IFRS 7	202	56	47	-	305

Total liabilities	4,848	3,664	232	124	8,868

Total exposure in the statement of financial position	(791)	(2,054)	(131)	8,346	5,370

Currency futures transactions
CPI forward transactions	(390)	390	-	-	-

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

(1)	Exposure to CPI and foreign currency risks (contd.)

	December 31, 2009
	Unlinked	CPI-linked	Foreign currency or linked thereto (mainly dollar)	Non-monetary balance		Total
	NIS millions	NIS millions	NIS millions	NIS millions		NIS millions
Current assets
Cash and cash equivalents	549	-	31	-		580
Trade receivables	2,396	30	65	-		2,491
Other receivables	72	5	-	94		171
Other investments, including derivatives	140	12	2	-		154
Inventory	-	-	-	263		263
Assets classified as held for sale	-	-	-	40		40
Non-current assets
Long-term trade and other receivables	788	94	5	-		887
Long-term investments and loans, including derivatives	83	10	31	6		130
Property, plant and equipment	-	-	-	5,428	*	5,428	*
Intangible assets	-	-	-	1,885		1,885
Other deferred expenses	-	-	-	301	*	301	*
Equity-accounted investments	1	1,166	-	52		1,219
Deferred tax assets	-	-	-	392		392

Total assets	4,029	1,317	134	8,461		13,941
Current liabilities
Loans and borrowings	17	845	-	-		862
Employee benefits – not in the scope of IFRS 7	505	-	-	-		505
Trade payables	833	-	258	-		1,091
Other payables, including derivatives	600	94	3	-		697
Current tax liabilities	-	118	-	-		118
Deferred income	5	-	-	31		36
Provisions	30	338	-	12		380
Non-current liabilities
Debentures	-	2,716	-	-		2,716
Bank loans	383	175	-	-		558
Deferred revenue and other provisions	60	-	-	16		76
Deferred tax liabilities	-	-	-	70		70
Employee benefits – not in the scope of IFRS 7	188	57	49	-		294

Total liabilities	2,621	4,343	310	129		7,403

Total exposure in the statement of financial position	1,408	(3,026)	(176)	8,332		6,538
Currency futures transactions
Dollar/shekel forward transactions	(32)	-	32	-		-
CPI forward transactions	(440)	440	-	-		-
Dollar/shekel sale options	-	-	(26)	-		(26)
Dollar/shekel purchase options	-	-	26	-		26

	(472)	440	32	-		-

*	Retrospective application by restatement, see Note 2H

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

(1)	Exposure to CPI and foreign currency risks (contd.)

The Group has CPI forward transactions for the CPI:

	December 31, 2010
	Currency/ linkage receivable	Currency/ linkage payable	Expiry date	Par value (currency)	Fair value
				Millions	NIS millions

Instruments not used for hedging:
CPI forward contract	CPI	CPI	2011-2012	390	12

	December 31, 2009
	Currency/ linkage receivable	Currency/ linkage payable	Expiry date	Par value (currency)	Fair value
				Millions	NIS millions

Instruments not used for accounting hedging:
Forward exchange contracts	USD	NIS	2010-2011	7	(1)
CPI forward contract	CPI	CPI	2010-2012	440	21
Foreign currency purchase options	USD	NIS	2010	7	-
Foreign currency put options	USD	NIS	2010	7	(1)

					19

Data in NIS for exchange rates and CPI

				Change (%)	Change (%)	Change (%)
	December 31	December 31	December 31	December 31	December 31	December 31
	2010	2009	2008	2010	2009	2008

CPI in points (*)	133.89	130.42	125.5	2.66	3.91	3.8
1 US dollar	3.549	3.775	3.802	(5.99)	(0.71)	(1.14)
1 euro	4.738	5.442	5.297	(12.94)	2.73	(6.39)

(*)     CPI for the month at average base of 100=1998

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Interest rate risk

(1)	Type of interest

The interest rate for the Group’s interest-bearing financial instruments at the reporting date is as follows:

	Carrying amount	Carrying amount
	2010	2009
	NIS millions	NIS millions

Fixed-interest instruments
Financial assets	2,551	2,341
Financial liabilities	(4,347)	(3,736)

	(1,796)	(1,395)

Variable-interest instruments
Financial liabilities	(1,370)	(400)

(2)	Fair value sensitivity analysis for fixed rate instruments

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss, nor does the Group designate derivatives (interest swap contracts) as hedging instruments according to a hedge accounting model of fair value. Accordingly, a change in interest rates at the reporting date will not affect profit or loss.

(3)	Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rate at the reporting date would decrease shareholders' equity and profit or loss by approximately NIS 10.28 million (2009-approximately NIS 2.96 million). This analysis assumes that all other variables, especially foreign currency rates, remain stable.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

E.	Fair value

(1)	Fair value compared to carrying amounts

The table below shows the differences between the carrying amount and the fair value of groups of financial instruments, where material differences exist among them. The carrying amount of financial assets does not differ significantly from their fair value.

	December 31, 2010		December 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS millions	NIS millions	NIS millions	NIS millions

Short-term credit	7	7	-	-

Secured loans from banks and others
CPI-inked	180	192	223	235
Unlinked	2,684	2,684	403	403

Debentures issued to the public
CPI-inked	2,249	2,387	2,548	2,707

Debentures issued to financial institutions and others
CPI-inked	712	760	1,058	1,079

	5,832	6,030	4,232	4,424

The methods used to estimate the fair values of financial instruments are described in Note 4.

(2)	Interest rates used to determine fair value

	2010	2009
	%	%

Long-term trade receivables	5	5
Loans	4.5	3.5
Debentures	1.3	3.4

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

E.	Fair value (contd.)

(3)	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, using the evaluation method.

The levels are defined as follows:

a.	Level 1: Quoted prices (unadjusted) in an active market for identical instruments
b.	Level 2: Observable market inputs, direct or indirect, other than Level 1 inputs
c.	Level 3: Inputs not based on observable market data

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Derivatives not used for hedging		12		12

Forward contracts on copper	-	(10)	-	(10)

Available-for-sale financial assets:
Unmarketable shares	-	-	29	29

	-	2	29	31

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Financial assets held for trading:
Monetary fund	141	-	-	141

Derivatives not used for hedging
Options	-	(1)	-	(1)
Forward contracts	-	20	-	20

Available-for-sale financial assets:
Unmarketable shares	-	-	31	31

	141	19	31	191

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

E.	Fair value (contd.)

(4)	Financial instruments measured at fair value on level 3

The table below reconciles the opening and closing balances in respect of financial instruments measured at fair value on level 3 in the fair-value hierarchy:

	2010	2009
	Available-for-sale financial assets	Available-for-sale financial assets
	Non-marketable shares	Non-marketable shares
	NIS millions	NIS millions

Balance as at January 1	31	50
Total profits recognized in the statement of income (*)	-	23
Acquisitions	5	4
Disposal consideration	(10)	(45)
Capital reserve	3	(1)

Balance as at December 31	29	31

Total profits for the year included in the statement of income under financing income	7	9

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 33 - SELECTED CONDENSED DATA FROM THE FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD.

1.	Pelephone Communications Ltd.

A.	Statement of financial position

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Current assets	2,071	2,102
Non-current assets	2,821	2,888

	4,892	4,990

Current liabilities	1,198	1,519
Non-current liabilities	732	921

Total liabilities	1,930	2,440
Equity	2,962	2,550

	4,892	4,990

B.	Statement of income

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Revenue from services	4,550	4,256	4,020
Revenue from terminal equipment sales	1,182	1,120	693

Total revenue from services and sales	5,732	5,376	4,713

Cost of services and sales	3,754	3,592	3,235

Gross profit	1,978	1,784	1,478

Selling and marketing expenses	468	461	405
General and administrative expenses	127	133	140

Operating profit	1,383	1,190	933

Financing expenses	111	100	115
Financing income	(100)	(90)	(117)

Financing expenses (income), net	11	10	(2)

Profit before income tax	1,372	1,180	935
Income tax	339	305	253

Profit for the year	1,033	875	682

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 33 - SELECTED CONDENSED DATA FROM THE FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD. (CONTD.)

2.	Bezeq International Ltd.

A.	Statement of financial position

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Current assets	447	547
Non-current assets	591	559

	1,038	1,106

Current liabilities	279	367
Non-current liabilities	25	37

Total liabilities	304	404
Equity	734	702

	1,038	1,106

B.	Statement of income

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Revenue	1,380	1,318	1,306
Operating expenses	822	777	780

Gross profit	558	541	526

Selling and marketing expenses	192	175	181
General and administrative expenses	109	105	103
Other, net	(63)	-	-

Operating profit	320	261	242

Financing expenses	11	12	8
Financing income	(6)	(15)	(7)

Financing expenses (income), net	5	(3)	1

Share in earnings of equity-accounted investees	3	7	5

Profit before income tax	318	271	246
Income tax expense	65	71	68

Net profit for the year	253	200	178

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at December 31, 2010

NOTE 34 – SUBSEQUENT EVENTS

In February 2011, the Company received a letter of undertaking from a bank in Israel for long-term credit amounting to up to NIS 1.5 billion to finance the Company’s cash flow requirements. The credit can be used for one year subject to the terms determined by the parties.